

HRPT Properties Trust



05049352





HRPT
HRPT
PROPERTIES TRUST

2004 ANNUAL REPORT

HRPT Properties Trust

HRPT Properties Trust is a real estate investment trust, or REIT, which primarily owns office buildings located throughout the United States. HRPT has a large concentration of properties leased to the U.S. Government and medical related tenants. HRPT also owns approximately 10 million square feet of leased commercial and industrial lands located in Oahu, Hawaii. As of December 31, 2004, HRPT owned $4.7 billion of office and industrial properties with approximately 44.2 million square feet located in 30 states and Washington, D.C.

HRPT was founded in 1986 as a REIT that owned healthcare related properties. In the 1990's the company transformed into an office REIT by selling healthcare assets and buying office buildings. During this time, HRPT also formed two subsidiary REITs: Hospitality Properties Trust (HPT), a REIT that owns hotels, and Senior Housing Properties Trust (SNH), a REIT that owns senior living properties. HPT and SNH became separate public companies in 1995 and 1999, respectively. HRPT currently has minority share ownership positions in both HPT and SNH.

Since its IPO in 1986 through December 31, 2004, HRPT has provided shareholders with average total annual returns of 12.8%. HRPT has been investment grade rated since 1994 and is included in a number of financial indices, including the Russell 1000® and the Morgan Stanley REIT Index.

HRP
LISTED
NYSE®

Financial Highlights

(in thousands, except per share data)


RECEIVED
APR 0 4 2005

INCOME STATEMENT DATA:

	Year Ended December 31,				
	2004	2003	2002	2001	2000
Total revenues[1]	$ 603,229	$ 500,316	$ 414,073	$ 387,806	$ 401,389
Income before gain on sale of properties	162,829	114,446	106,763	82,804	117,697
Net income[2]	162,829	114,446	106,763	82,804	142,272
Net income available for common shareholders[2][3]	116,829	68,446	79,138	65,962	142,272
Calculation of funds from operations, or FFO:[4]					
Net income	162,829	114,446	106,763	82,804	142,272
Depreciation and amortization	112,380	93,273	68,750	61,744	60,630
Loss on early extinguishment of debt:					
Add: amount included in total expenses	2,866	3,238	3,504	2,149	1,094
Less: portion settled in cash	-	-	(3,377)	-	(145)
Gain on sale of shares of equity investments	(21,550)	-	-	-	-
(Gain) loss on issuance of shares by equity investees	(8,436)	-	1,421	19,265	-
Equity in earnings of equity investments	(15,457)	(23,525)	(19,261)	(14,559)	(33,280)
Gain on sale of properties	-	-	-	-	(24,575)
Non-recurring items	-	-	-	(3,955)	-
FFO from equity investments	28,573	32,826	34,657	33,923	38,797
FFO	261,205	220,258	192,457	181,371	184,793
Preferred distributions	(46,000)	(46,000)	(27,625)	(16,842)	-
FFO available for common shareholders	215,205	174,258	164,832	164,529	184,793
Common distributions declared[5]	147,156	118,348	103,056	113,135	121,385
Weighted average common shares outstanding	176,157	136,270	128,817	130,253	131,937
PER COMMON SHARE:					
Income before gain on sale of properties	$ 0.66	$ 0.50	$ 0.61	$ 0.51	$ 0.89
Net income available for common shareholders[2][3]	0.66	0.50	0.61	0.51	1.08
FFO[4]	1.22	1.28	1.28	1.26	1.40
Common distributions declared[5]	0.83	0.80	0.80	0.87	0.92

BALANCE SHEET DATA:

	December 31,				
	2004	2003	2002	2001	2000
Real estate properties, at cost[6]	$4,685,069	$ 3,891,966	$ 3,074,656	$ 2,592,487	$ 2,546,023
Real estate mortgages receivable, net	-	-	-	-	6,449
Equity investments	207,804	260,208	264,087	273,442	314,099
Total assets	4,813,330	4,013,244	3,221,652	2,805,426	2,900,143
Total indebtedness, net	2,355,031	1,876,821	1,215,977	1,097,217	1,302,950
Total shareholders' equity	2,307,194	2,011,651	1,926,273	1,656,500	1,529,212

(1) Reclassifications have been made to the prior years' financial statements to conform to the current year's presentation.

(2) Changes in net income and net income available for common shareholders reflect property acquisitions during all periods presented; gains of $30.0 million recognized in 2004 from equity transactions of equity investments and the sale of 4.1 million of our Senior Housing Properties Trust shares; dividends on $500 million of preferred shares issued by us during September 2002 and February 2001; the $19.3 million loss on equity transactions of equity investments in 2001; and the $18.7 million decrease in equity in earnings of equity investments during 2001.

(3) Net income available for common shareholders is net income reduced by preferred distributions.

(4) We compute FFO and FFO available for common shareholders as shown above. Our calculation of FFO differs from the NAREIT definition because we exclude loss on early extinguishment of debt not settled in cash. We consider FFO to be an appropriate measure of performance for a REIT, along with net income and cash flow from operating, investing and financing activities. We believe that FFO provides useful information to investors because by excluding the effects of certain historical costs, such as depreciation expense and gains or losses on sales of properties, FFO can facilitate a comparison of current operating performance among REITs. FFO does not represent cash generated by operating activities in accordance with GAAP and should not be considered an alternative to net income or cash flow from operating activities as a measure of financial performance or liquidity. FFO is one important factor considered by our Board of Trustees in determining the amount of distributions to shareholders. Other important factors include, but are not limited to, requirements to maintain our status as a REIT, limitations in our revolving credit facility and public debt covenants, the availability of debt and equity capital to us and our expectation of future performance.

(5) Includes non-recurring distributions of common shares of Five Star Quality Care, Inc. in 2001. Cash distributions declared with respect to 2001 were $103,783, or $0.80 per common share.

(6) Excludes value of acquired real estate leases pursuant to Financial Accounting Standard No. 141 "Business Combinations".

HRPT
Properties Trust
President's Letter to Shareholders

DEAR FELLOW SHAREHOLDERS:

We believe 2004 was a year of solid performance by HRPT.

During 2004, we signed new and renewal leases representing about 4.5 million square feet, for average terms of 8.7 years. At year end 2004, our portfolio was 93% occupied, well above the national average for comparable properties. In fact, our consistent focus on the everyday activities of maintaining our properties and meeting tenants needs has allowed us to maintain HRPT's portfolio occupancy at over 91% since the first quarter of 2002, an occupancy rate which is considerably above industry averages during the same period.

During 2004, we acquired 136 office and industrial properties with 8.3 million square feet for $818 million. Our largest acquisition occurred in July when we purchased Hallwood Realty Partners, an AMEX listed publicly owned limited partnership, for $430 million. At the time of this acquisition, Hallwood owned 113 properties with 5.2 million square feet which were 86% occupied. We believe these acquisitions diversified our revenue sources and, as a result, contributed to the stability of the cash flow which supports our dividends.

We finance our acquisitions and other business activities by borrowing under our revolving, unsecured bank credit facility. As the amounts borrowed under this facility increase, we periodically refinance by issuing equity or long term debt. During 2004, we issued 34.5 million common shares for net proceeds of approximately $324 million. We also issued $750 million of term debt with maturities in 2009 ($350 million) and 2016 ($400 million).

During 2004, we sold 4.1 million shares of our former subsidiary, Senior Housing Properties Trust for $77 million and realized capital gains of $21.6 million. We continue to own minority share positions in Senior Housing and another former subsidiary, Hospitality Properties Trust. At year end 2004, these holdings had a book value of about $208 million and a market value, based upon quoted public market prices, of $348 million. We may periodically harvest these gains as opportunities are presented to do so in the future.

As a result of our successful operations and acquisitions during 2004, our Board of Trustees determined to raise our quarterly distribution rate by 5% from $0.20/share ($0.80/share per year) to $0.21/share ($0.84/share per year). Despite this increased dividend rate, during the fourth quarter of 2004, our dividend pay out ratio, or dividends as a percentage of our funds from operations, was only 67%.

In early 2005, we have begun to reposition HRPT's balance sheet to create the financial flexibility to take advantage of opportunities which may arise. In January 2005, we extended and expanded our revolving bank credit facility to create a maximum availability of $750 million, and this amount can be increased up to $1.5 billion in certain circumstances. Also, in March 2005, we issued 22.5 million common shares for net proceeds of almost $260 million.

Looking forward to the remainder of 2005, our belief is that the continuing economic expansion should begin to result in increased office space requirements and increased effective rent rates toward the end of this year. Although we have considerable financial capacity for acquisitions, we believe the present market for office buildings is very competitive; and, accordingly, we currently expect to make only selective acquisitions until the market may improve later this year.

On behalf of our entire management team, I want to thank all of you for your continued support.

March 23, 2005

Sincerely,



John A. Mannix
President

The following information should be read in conjunction with our consolidated financial statements included in this annual report.

OVERVIEW

We primarily own office buildings located throughout the United States. We also own approximately 10 million square feet of leased commercial and industrial lands located in Oahu, Hawaii and have minority holdings in shares of our former subsidiaries, Senior Housing Properties Trust, or Senior Housing, and Hospitality Properties Trust, or Hospitality Properties.

Property Operations
As of December 31, 2004, 93.0% of our total square feet was leased, compared to 93.5% leased as of December 31, 2003. These results reflect average occupancy of approximately 95% at properties we acquired during 2003 and 2004, a 0.5 percentage decrease in occupancy at properties we owned continuously since October 1, 2003, and a 0.4 percentage decrease in occupancy at properties we owned continuously since January 1, 2003. During the year ended December 31, 2004, we signed new leases for 1.7 million square feet and lease renewals for 2.8 million square feet, at weighted average rental rates that were 3% below prior rents. Average lease terms for leases signed during 2004 were 8.7 years. Commitments for tenant improvement and leasing commission costs for leases signed during 2004 totaled $28.31 per square foot on a weighted average basis.

During the second half of 2004, the rate of decline in occupancies at some of our continuously owned buildings seems to have slowed. Also, quoted office rent rates in most of the areas where our properties are located seem to have stabilized. However, we continue to experience strong competition to retain and attract office tenants in the form of landlord funded tenant build outs and increased leasing commissions payable to tenant brokers. These build out costs and leasing commissions are generally amortized as a reduction of our income during the terms of the affected leases. We expect that present leasing market conditions may continue until an increase in office employment causes office occupancies to increase in the respective market areas. We do not know how long it may take the present market conditions affecting our properties to change. At this time, however, we believe that modest declines in occupancies and in effective rents will continue to depress the financial results at some of our currently owned office buildings for at least one year. There are too many variables for us to reasonably project what the financial impact of these market conditions will be on our results for future periods.

Investment Activities
During 2004 we acquired 136 properties with 8.3 million square feet for aggregate gross purchase prices totaling $818.3 million, including 66 office properties with 5.1 million square feet for $674.4 million and 70 industrial properties with 3.2 million square feet for $143.9 million. At the time of acquisition, these properties were approximately 90% leased and projected to yield approximately 10% of the aggregate gross purchase price, based on estimated annual net operating income, or NOI, which we define as property rental income less property operating expenses. During 2004, we sold 4.1 million common shares of Senior Housing. After this sale, we owned 8.7 million Senior Housing common shares, or 12.6% of Senior Housing outstanding common shares at December 31, 2004.

Financing Activities
During 2004 we issued 34.5 million common shares in a public offering, raising net proceeds of $323.6 million, issued $400 million 6.25% unsecured senior notes due 2016 and entered into an unsecured $350 million term loan which bears interest at LIBOR plus a premium and matures in 2009. Proceeds from these financing activities were used to repay amounts outstanding under our revolving credit facility and for general business purposes. In 2004 we also redeemed our $143 million 8.50% unsecured senior notes due 2013, at par, using cash on hand and borrowings under our revolving credit facility.

RESULTS OF OPERATIONS
Year Ended December 31, 2004, Compared to Year Ended December 31, 2003

	Year Ended December 31,			
	2004	2003	$ Change	% Change
	(in thousands, except per share data)			
Revenues:				
Rental income	$ 603,229	$ 500,316	$ 102,913	20.6%
Total revenues	603,229	500,316	102,913	20.6%
Expenses:				
Operating expenses	227,853	192,813	35,040	18.2%
Depreciation and amortization	112,380	93,273	19,107	20.5%
General and administrative	25,170	19,338	5,832	30.2%
Total expenses	365,403	305,424	59,979	19.6%
Operating income	237,826	194,892	42,934	22.0%
Interest income	638	411	227	55.2%
Interest expense	(118,212)	(101,144)	(17,068)	(16.9%)
Loss on early extinguishment of debt	(2,866)	(3,238)	372	11.5%
Equity in earnings of equity investments	15,457	23,525	(8,068)	(34.3%)
Gain on sale of shares of equity investments	21,550	-	21,550	-
Gain on issuance of shares by equity investees	8,436	-	8,436	-
Net income	162,829	114,446	48,383	42.3%
Preferred distributions	(46,000)	(46,000)	-	-
Net income available for common shareholders	$ 116,829	$ 68,446	$ 48,383	70.7%
Weighted average common shares outstanding	176,157	136,270	39,887	29.3%
Net income available for common shareholders per share	$ 0.66	$ 0.50	$ 0.16	32.0%

Total revenues. Total revenues increased for the year ended December 31, 2004, compared to the same period in 2003, primarily due to our acquisition of 136 properties in 2004 and 27 properties in 2003, partially offset by a decline in rents at some of our properties. Occupancy, which includes space being prepared for occupancy pursuant to signed leases and space which is being offered for sublease by tenants, at properties we owned continuously since January 1, 2003, was 90.3% at December 31, 2004, compared to 90.7% at December 31, 2003. Rental income includes non cash straight line rent adjustments totaling $22.3 million in 2004 and $16.6 million in 2003 and amortization of acquired real estate leases and obligations totaling ($3.0) million in 2004 and $1.1 million in 2003. Rental income also includes lease termination fees totaling $3.7 million in 2004 and $3.3 million in 2003.

Total expenses. Total expenses for the year ended December 31, 2004, increased from the year ended December 31, 2003, due to increases in operating expenses, depreciation and amortization and general and administrative expenses related to the acquisition of properties in 2004 and 2003.

Interest expense. Interest expense increased for the year ended December 31, 2004, compared to the year ended December 31, 2003, reflecting an increase in total debt outstanding which was used primarily to finance acquisitions in 2004 and 2003. In 2004 we issued $400 million unsecured 6.25% senior notes due 2016; entered into an unsecured $350 million term loan bearing interest at LIBOR plus a premium; and assumed $112.3 million of debt in connection with two acquisitions completed in 2004. The weighted average interest rate on all of our outstanding debt at December 31, 2004 and 2003, was 5.7%.

Loss on early extinguishment of debt. The loss on early extinguishment of debt in 2004 represents the write off of deferred financing fees associated with the repayment of $143 million of our senior notes due 2013. The loss on early extinguishment of debt in 2003 represents similar losses associated with the repayment of $90 million of senior notes due 2009 and $65 million of senior notes due 2011.

Equity in earnings of equity investments. Equity in earnings of equity investments decreased during the year ended December 31, 2004, from the year ended December 31, 2003, due to lower earnings recognized from our investments in Senior Housing and Hospitality Properties. The decrease in earnings from Senior Housing is due primarily to our sale of 4.1 million Senior Housing common shares we owned in 2004. The decrease in earnings from Hospitality Properties reflects our pro rata share, totaling $6.9 million, of income from lease terminations recognized by Hospitality Properties in 2003.

Gain on sale of shares of equity investments. The 2004 gain on sale of shares of equity investments reflects the sale of 4.1 million Senior Housing common shares we owned.

Gain on issuance of shares by equity investees. The 2004 gain on issuance of shares by equity investees reflects the issuance of common shares during 2004 by both Senior Housing and Hospitality Properties at prices above our per share carrying value.

Net income and net income available for common shareholders. The increase in net income and net income available for common shareholders for the year ended December 31, 2004, from the year ended December 31, 2003, is due primarily to the gain on sale of Senior Housing shares, the gain on issuance of shares by equity investees and property acquisitions in 2004 and 2003, offset by a decrease in earnings from equity investments and an increase in interest expense from the issuance of additional debt. Net income available for common shareholders is net income reduced by preferred distributions.

Year Ended December 31, 2003, Compared to Year Ended December 31, 2002

	Year Ended December 31,			
	2003	2002	$ Change	% Change
	(in thousands, except per share data)			
Revenues:				
Rental income	$ 500,316	$ 414,073	$ 86,243	20.8%
Total revenues	500,316	414,073	86,243	20.8%
Expenses:				
Operating expenses	192,813	152,614	40,199	26.3%
Depreciation and amortization	93,273	68,750	24,523	35.7%
General and administrative	19,338	16,815	2,523	15.0%
Total expenses	305,424	238,179	67,245	28.2%
Operating income	194,892	175,894	18,998	10.8%
Interest income	411	858	(447)	(52.1%)
Other income	-	2,035	(2,035)	(100.0%)
Interest expense	(101,144)	(86,360)	(14,784)	(17.1%)
Loss on early extinguishment of debt	(3,238)	(3,504)	266	7.6%
Equity in earnings of equity investments	23,525	19,261	4,264	22.1%
Loss on issuance of shares by equity investees	-	(1,421)	1,421	100.0%
Net income	114,446	106,763	7,683	7.2%
Preferred distributions	(46,000)	(27,625)	(18,375)	(66.5%)
Net income available for common shareholders	$ 68,446	$ 79,138	$ (10,692)	(13.5%)
Weighted average common shares outstanding	136,270	128,817	7,453	5.8%
Net income available for common shareholders per share	$ 0.50	$ 0.61	$ (0.11)	(18.0%)

Total revenues. Total revenues increased for the year ended December 31, 2003, compared to the same period in 2002, primarily due to our acquisition of 27 properties in 2003 and 23 properties in 2002, partially offset by a decline in rents resulting from a decrease in occupancy at some of our properties. Average occupied space, which includes space being prepared for occupancy pursuant to signed leases and space which is being offered for sublease by tenants, was 91.8% for the year ended December 31, 2003, and 92.5% for the year ended December 31, 2002. Rental income includes non cash straight line rent adjustments totaling $16.6 million in 2003 and $10.8 million in 2002 and amortization of acquired real estate leases and obligations totaling $1.1 million in 2003. Rental income also includes lease termination fees of $3.3 million in 2003 and $1.6 million in 2002.

Total expenses. Total expenses for the year ended December 31, 2003, increased from the year ended December 31, 2002, due to increases in operating expenses, depreciation and amortization and general and administrative expenses related to the acquisition of properties in 2003 and 2002.

Other income. Other income for the year ended December 31, 2002, represents dividend income and a gain from the sale of securities we owned prior to 2002.

Interest expense. Interest expense increased for the year ended December 31, 2003, compared to the year ended December 31, 2002, reflecting an increase in our weighted average interest rate and an increase in total debt outstanding which was used primarily to finance acquisitions in 2003 and 2002. In 2003 we issued unsecured senior notes aggregating $450 million in two separate public offerings. The notes bear interest at 6.40% and 5.75% and mature in 2015 and 2014, respectively. The weighted average interest rate on all of our outstanding debt at December 31, 2003 and 2002, was 5.7% and 7.1%, respectively.

Loss on early extinguishment of debt. In 2003 we repaid $90 million of senior notes due 2009 and $65 million of senior notes due 2011 and recognized a loss of $3.2 million representing the write off of deferred financing fees. We repaid $160 million of senior notes in 2002 for a loss of $3.5 million.

Equity in earnings of equity investments. Equity in earnings of equity investments increased during the year ended December 31, 2003, from the year ended December 31, 2002, due primarily to our pro rata share, totaling $6.9 million, of income from lease terminations recognized by Hospitality Properties in 2003.

Loss on issuance of shares by equity investees. The loss on issuance of shares by equity investees in 2002 reflects the issuance of common shares by Senior Housing at a price below our per share carrying value.

Net income. The increase in net income for the year ended December 31, 2003 from the year ended December 31, 2002, is due primarily to property acquisitions in 2003 and 2002, higher equity in earnings from Hospitality Properties and the loss recognized in 2002 from the issuance of common shares by Senior Housing, offset by a decline in rents resulting from a decrease in occupancy at some of our properties, lower dividend income and gains from the sale of securities, and an increase in interest expense during 2003 from the issuance of debt.

Net income available for common shareholders. Net income available for common shareholders decreased for the year ended December 31, 2003, compared to the same period in 2002, reflecting distributions during 2003 on our series B preferred shares which were issued in September 2002. Net income available for common shareholders is net income reduced by preferred distributions.

LIQUIDITY AND CAPITAL RESOURCES

Our Operating Liquidity and Resources

Our principal sources of funds for current expenses and distributions to shareholders are rents from our properties and distributions received from our equity investments. Rents are generally received from our non-government tenants monthly in advance, and from our government tenants monthly in arrears. This flow of funds has historically been sufficient for us to pay our operating expenses, debt service and distributions. We believe that our operating cash flow will be sufficient to meet our operating expenses, debt service and distribution payments for the foreseeable future. Our future cash flows from operating activities will depend primarily upon four factors:

- our ability to maintain or improve occupancies and effective rent rates at our continuously owned properties;
- our ability to restrain operating cost increases at our continuously owned properties;
- our continuing receipt of cash distributions from our equity investments; and
- our ability to purchase new properties which produce positive cash flows from operations.

As discussed above, we believe that present leasing market conditions in areas where our properties are located may result in modest declines in occupancies and rents for our continuously owned buildings for at least the next year. Recent rises in fuel prices may cause our future operating costs to increase; however, the impact of these increases is expected to be partially offset by pass through operating cost increases to our tenants pursuant to lease terms. We expect Hospitality Properties and Senior Housing to continue to pay dividends at current rates or with modest increases for the foreseeable future. We generally do not engage in development activities (except on a build to suit basis for an existing tenant), and we generally do not purchase turn around properties or properties which do not generate positive cash flows. Our future purchases of properties which generate positive cash flows can not be accurately projected because such purchases depend entirely upon available opportunities which come to our attention.

Cash flows provided by (used for) operating, investing and financing activities were $209.2 million, ($682.7) million and $483.9 million, respectively, for the year ended December 31, 2004, and $200.5 million, ($826.4) million and $625.1 million, respectively, for the year ended December 31, 2003. Changes in all three categories between 2004 and 2003 are primarily related to our sale of 4.1 million Senior Housing common shares in 2004, our purchase of properties, our repayments and issuances of debt obligations and our issuance of common shares in 2004 and 2003.

Our Investment and Financing Liquidity and Resources
In order to fund acquisitions and to accommodate cash needs that may result from timing differences between our receipt of rents and our desire or need to make distributions or pay operating expenses, we maintain an unsecured revolving credit facility with a group of commercial banks. At December 31, 2004, there was $175 million outstanding and $385 million available on our revolving credit facility, and we had cash and cash equivalents of $22 million. In January 2005, we amended this credit facility to increase the available borrowing amount from $560 million to $750 million and to extend the maturity date from April 2006 to April 2009, with an option to extend the maturity by one additional year. The annual interest payable for amounts drawn under the facility was reduced from LIBOR plus 0.80% to LIBOR plus 0.65%. In certain circumstances, the amount of unsecured borrowings available under this facility may be increased to $1.5 billion. Certain financial and other covenants in this facility were also amended to reflect current market conditions. We expect to use cash balances, borrowings under our credit facility and net proceeds of offerings of equity or debt securities to fund future property acquisitions.

A summary of our outstanding debt as of December 31, 2004, is as follows (dollars in thousands):

	Coupon Rate	Interest Rate[1]	Principal Balance	Maturity Date	Due at Maturity	Years to Maturity
SECURED DEBT:						
See notes[2][3]	8.700%	4.750%	$ 76,039	10/11/20	$ 9,036	15.8
Executive Park, Atlanta, GA, excluding buildings 3, 5 and 12[4]	8.500%	5.070%	29,750	4/11/28	4,937	23.3
2665 Long Lake Road, Minneapolis, MN	7.020%	7.020%	16,589	2/1/08	15,724	3.1
4545 Seton Center Parkway, Austin, TX	8.400%	8.400%	10,044	4/1/07	9,433	2.2
2420 and 2430 Stevens Center, Richland, WA	8.000%	8.000%	6,546	11/15/08	1,004	3.9
138 Delaware Avenue, Buffalo, NY	5.170%	5.170%	5,944	1/1/09	134	4.0
One Franklin Plaza, Philadelphia, PA[5]	6.794%	7.383%	43,407	1/1/29	2,478	24.0
See note[6]	6.814%	7.842%	249,219	1/31/11	225,547	6.1
179 and 183 Sully's Trail, Rochester, NY	6.000%	6.000%	5,580	10/11/12	4,507	7.8
Total / weighted average secured debt	7.278%		$ 443,118		$ 272,800	10.4
UNSECURED DEBT:						
Unsecured floating rate debt:						
Revolving credit facility (LIBOR + 80 basis points)[7]	2.400%	2.400%	$ 175,000	4/28/06	$ 175,000	1.3
Term loan (LIBOR + 80 basis points)	2.300%	2.300%	350,000	8/24/09	350,000	4.6
Total / weighted average unsecured floating rate debt	2.333%		$ 525,000		$ 525,000	3.5
Unsecured fixed rate debt:						
Senior notes due 2005[8]	6.700%	6.824%	$ 100,000	2/23/05	$ 100,000	0.1
Senior notes due 2010	8.875%	9.000%	30,000	8/1/10	30,000	5.6
Senior notes due 2010	8.625%	8.770%	20,000	10/1/10	20,000	5.8
Senior notes due 2012	6.950%	7.179%	200,000	4/1/12	200,000	7.3
Senior notes due 2013	6.500%	6.693%	200,000	1/15/13	200,000	8.0
Senior notes due 2014	5.750%	5.828%	250,000	2/15/14	250,000	9.1
Senior notes due 2015	6.400%	6.601%	200,000	2/15/15	200,000	10.1
Senior notes due 2016	6.250%	6.470%	400,000	8/15/16	400,000	11.6
Total / weighted average unsecured fixed rate debt	6.440%		$ 1,400,000		$ 1,400,000	8.8
Total / weighted average unsecured debt	5.320%		$ 1,925,000		$ 1,925,000	7.4
Total / weighted average secured debt	7.278%		$ 443,118		$ 272,800	10.4
Total / weighted average unsecured floating rate debt	2.333%		525,000		525,000	3.5
Total / weighted average unsecured fixed rate debt	6.440%		1,400,000		1,400,000	8.8
Total / weighted average debt	5.686%		$ 2,368,118		$ 2,197,800	7.9

(1) Includes the effect of interest rate protection, mark-to-market accounting for certain assumed mortgages, and discounts on certain mortgages and unsecured notes. Excludes effects of offering and transaction costs and fees.
(2) Airport Plaza, San Diego, CA, Bellevue Corporate Plaza, Bellevue (Seattle), WA, Montrose Office Center, Rockville, MD, 6 buildings at Corporate Square, Atlanta, GA, Parklane Towers, Dearborn, MI, 10 buildings at Fairlane Commerce Park, Dearborn, MI and Raintree Industrial Park, Solon (Cleveland), OH.
(3) The loan becomes prepayable on 7/11/05. On 10/11/05, the interest rate increases to at least 13.7% and the loan becomes subject to accelerated amortization. We currently intend to prepay this loan in 2005.
(4) The loan becomes prepayable on 1/11/08. On 4/11/08, the interest rate increases to at least 13.5% and the loan becomes subject to accelerated amortization. We currently intend to prepay this loan in 2008.
(5) The loan becomes prepayable on 1/31/11. On 1/31/11, the interest rate increases to 8.794% and the loan becomes subject to accelerated amortization. We currently intend to prepay this loan in 2011.
(6) Bridgepoint Square, Austin, TX, Lakewood on the Park, Austin, TX, 1600 Market Street, Philadelphia, PA, Cedars-Sinai Medical Office Towers, Los Angeles, CA, 1250 H Street NW, Washington, DC and 625 Indiana Avenue, Washington, DC.
(7) In January 2005, we amended this unsecured revolving credit facility. Among other changes, this amendment extended the maturity of this facility to 4/28/09 and lowered the interest payable on amounts drawn under this facility to LIBOR plus 65 basis points.
(8) Our 2005 senior notes were repaid as scheduled on February 23, 2005.

Our outstanding debt maturities and weighted average interest rates as of December 31, 2004, are as follows (dollars in thousands):

	Scheduled Principal Payments During Period				
Year of Maturity	Secured Debt	Unsecured Floating Rate Debt	Unsecured Fixed Rate Debt	Total	Weighted Average Coupon Rate
2005	$ 9,761	$ -	$ 100,000[2]	$ 109,761	6.8%
2006	10,520	175,000[1]	-	185,520	2.7%
2007	20,483	-	-	20,483	7.8%
2008	27,251	-	-	27,251	7.1%
2009	8,894	350,000	-	358,894	2.5%
2010	9,453	-	50,000	59,453	8.6%
2011	231,203	-	-	231,203	6.8%
2012	10,177	-	200,000	210,177	7.0%
2013	6,056	-	200,000	206,056	6.6%
2014 and thereafter	109,320	-	850,000	959,320	6.4%
	$ 443,118	$ 525,000	$ 1,400,000	$ 2,368,118	5.7%

(1) In January 2005, the maturity of this revolving credit facility was extended to 2009.
(2) Represents $100 million of 6.70% senior notes paid in February 2005.

When amounts are outstanding on our revolving credit facility and as the maturity dates of our revolving credit facility and term debts approach, we explore alternatives for the repayment of amounts due. Such alternatives usually include incurring additional term debt and issuing new equity securities. On June 28, 2004, our shelf registration statement to increase securities available for issuance to $2.7 billion became effective, and as of December 31, 2004, $2.3 billion was available. An effective shelf registration statement allows us to issue public securities on an expedited basis, but it does not assure that there will be buyers for such securities. Although there can be no assurance that we will consummate any debt or equity offerings or other financings, we believe we will have access to various types of financing, including debt or equity offerings, with which to finance future acquisitions and to pay our debt and other obligations.

The completion and the costs of our future debt transactions will depend primarily upon market conditions and our own credit ratings. We have no control over market conditions, but we expect both short and long term debt costs to increase gradually for at least the next few months. Our credit ratings depend upon evaluations by credit rating agencies of our business practices and plans and, in particular, whether we appear to have the ability to maintain our earnings, to space our debt maturities and to balance our use of debt and equity capital so that our financial performance and leverage ratios afford us flexibility to withstand any reasonably anticipatable adverse changes. We intend to conduct our business activities in a manner which will continue to afford us reasonable access to capital for investment and financing activities.

During 2004 we purchased 136 properties for $824.7 million, including closing costs, and funded improvements to our owned properties totaling $60.3 million. We allocated $99.1 million of our total 2004 acquisition costs to acquired real estate leases and $12.4 million to acquired real estate lease obligations. Included in these acquisitions is the purchase of Hallwood Realty Partners, L.P., or Hallwood, on July 16, 2004, for an aggregate net purchase price of $434.7 million, including closing costs. Hallwood, formerly a publicly traded limited partnership, owned a portfolio of 113 office and industrial properties that contain 5.2 million square feet of space and are located in seven metropolitan areas. At the time of acquisition, the Hallwood properties were leased to approximately 500 tenants under leases expiring between 2004 and 2020. We assumed approximately $207 million of Hallwood's outstanding mortgage debt and we repaid approximately $100 million of this mortgage debt simultaneously with the purchase closing. The balance of this mortgage debt is prepayable in 2005 and 2008. We funded all our 2004 acquisitions with cash on hand and by borrowing under our revolving credit facility. As of December 31, 2004, we had an outstanding agreement to purchase 8.2 million square feet of industrial lands in Oahu, HI from the estate of James Campbell and affiliates. During February 2005 we completed diligence and committed to the acquisition of these lands for $115.5 million, plus closing costs. While closing of this acquisition is expected to occur some time between June and December of 2005, there can be no assurance that it will close or that the closing will not be delayed.

During the year ended December 31, 2004 and 2003, cash expenditures made and capitalized for tenant improvements, leasing costs, building improvements and development and redevelopment activities were as follows (in thousands):

	Year Ended December 31,	
	2004	2003
Tenant improvements	$ 31,380	$ 26,932
Leasing costs	24,947	9,975
Building improvements	21,294	11,318
Development and redevelopment activities	7,647	6,721

Commitments made for expenditures in connection with leasing space during the year ended December 31, 2004, are as follows (in thousands, except as noted):

	Total	Renewals	New Leases
Square feet leased during the year	4,452	2,794	1,658
Total commitments for tenant improvements and leasing costs	$ 126,035	$ 55,766	$70,269
Leasing costs per square foot (whole dollars)	$ 28.31	$ 19.96	$ 42.38
Average lease term (years)	8.7	8.1	9.6
Leasing costs per square foot per year (whole dollars)	$ 3.25	$ 2.46	$ 4.41

At December 31, 2004, we owned 8.7 million, or 12.6%, of the common shares of beneficial interest of Senior Housing with a carrying value of $108.7 million and a market value, based on quoted market prices, of $164.0 million, and 4.0 million, or 6.0%, of the common shares of beneficial interest of Hospitality Properties with a carrying value of $99.1 million and a market value, based on quoted market prices, of $184.0 million. During the year ended December 31, 2004, we received cash distributions totaling $13.1 million from Senior Housing and $11.5 million from Hospitality Properties. We use the income statement method to account for the issuance of common shares by Senior Housing and Hospitality Properties. Under this method, gains and losses reflecting changes in the value of our investments at the date of issuance of additional common shares by Senior Housing and Hospitality Properties are recognized in our income statement. In 2004 Senior Housing completed public offerings of 10 million common shares and in connection with these public offerings we sold 4.1 million Senior Housing common shares we owned. As a result of these transactions, our ownership percentage in Senior Housing was reduced from 21.9% to 12.6%, and we recognized gains aggregating $25.9 million. We expect cash distributions received by us from Senior Housing calculated at their current rate to decrease from $13.1 million to approximately $11.1 million per year. In 2004 Hospitality Properties completed a public offering of common shares that reduced our ownership percentage from 6.4% to 6.0%. As a result of this transaction, we recognized a gain of $4.1 million. On March 7, 2005, the market values of our Senior Housing and Hospitality Properties shares were $158.9 million and $170.1 million, respectively. In the future we may decide to sell some or all of our remaining Hospitality Properties or Senior Housing shares, based upon several factors including available alternative uses for the sale proceeds and the prices at which sales may be accomplished.

In January 2004 we issued 34.5 million common shares in a public offering at $9.89 per share, raising gross proceeds of $341.2 million. Net proceeds of this offering totaling $323.6 million, were used to reduce amounts outstanding under our revolving credit facility.

In February 2004 we entered into a new five year $250 million unsecured term loan with a group of banks. Terms of the new loan include interest at LIBOR plus an 80 basis point spread, which averaged a total of 2.3% from February to December 2004. In August 2004 we increased this term loan by $100 million and amended the term loan to extend the maturity date by six months to August 24, 2009. The term loan, as amended, permits prepayment of the loan without penalty beginning in February 2006. In August 2004 we issued $400 million unsecured senior notes in a public offering, raising net proceeds of $392.2 million. The notes bear interest at 6.25%, require semi-annual interest payments and mature in August 2016. Net proceeds from these financing transactions were used to repay amounts outstanding under our revolving credit facility and for general business purposes. In February 2004 we redeemed at par, our $143 million 8.50% senior notes due in November 2013. We funded this redemption by borrowing under our revolving credit facility. In connection with this redemption, we recognized a loss of $2.9 million from the write off of deferred financing fees.

As of December 31, 2004, our contractual obligations were as follows (dollars in thousands):

	Payment due by period				
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt Obligations	$ 2,368,118	$ 109,761	$ 206,003	$ 386,145	$ 1,666,209
Tenant Related Obligations[1]	94,410	74,290	20,120	-	-
Purchase Obligations[2]	115,500	115,500	-	-	-
Projected Interest Expense[3]	1,094,317	129,006	246,086	235,664	483,561
Total	$ 3,672,345	$ 428,557	$ 472,209	$ 621,809	$ 2,149,770

(1) Committed tenant related obligations are based on leases executed as of December 31, 2004.

(2) Represents the purchase price to acquire 8.2 million square feet of industrial lands in Oahu, HI as agreed to in February 2005.

(3) Projected interest expense is attributable to only the long-term debt obligations listed above at existing rates and is not intended to project future interest costs which may result from debt prepayments, new debt issuances or changes in interest rates.

As of December 31, 2004, we have no commercial paper, derivatives, swaps, hedges, guarantees, joint ventures or off balance sheet arrangements. None of our debt documentation requires us to provide collateral security in the event of a ratings downgrade.

Debt Covenants

Our principal debt obligations at December 31, 2004, were our unsecured revolving credit facility, our unsecured $350 million term loan and our $1.4 billion of publicly issued term debt. Our publicly issued debt is governed by an indenture. This indenture and related supplements, our revolving credit facility agreement and our term loan agreement contain a number of financial ratio covenants which generally restrict our ability to incur debts, including debts secured by mortgages on our properties in excess of calculated amounts, require us to maintain a minimum net worth, restrict our ability to make distributions under certain circumstances and require us to maintain other ratios. At December 31, 2004, we were in compliance with all of our covenants under our indenture and related supplements, our term loan agreement and our revolving credit facility agreement.

In addition to our unsecured debt obligations, we have $443.1 million of mortgage notes outstanding at December 31, 2004.

None of our indenture and related supplements, our revolving credit facility, our term loan agreement or our mortgage notes contain provisions for acceleration which could be triggered by our debt ratings. However, our senior debt rating is used to determine the interest rate payable under our revolving credit facility and our term loan agreement, and the fees payable under our revolving credit facility.

Our public debt indenture and related supplements contain cross default provisions to any other debts of $20 million or more. Similarly, a default on our public debt indenture would be a default under our revolving credit and term loan facilities.

Related Party Transactions

We have agreements with Reit Management & Research LLC, or RMR, to originate and present investment opportunities to our board of trustees, and provide property management and administrative services to us. RMR is beneficially owned by Barry M. Portnoy and Gerard M. Martin, each a managing trustee and member of our board of trustees. Each of our executive officers are also officers of RMR. Our independent trustees, including all of our trustees other than Messrs. Portnoy and Martin, review our contracts with RMR at least annually and make determinations regarding renewals. Any termination of our contract with RMR would cause a default under our revolving credit facility, if not approved by a majority of lenders. Our current contract with RMR expires on December 31, 2005. RMR is compensated at an annual rate equal to 0.7% of our average real estate investments, as defined, up to the first $250 million of such investments and 0.5% thereafter, plus an incentive fee based upon increases in funds from operations per common share, as defined, plus property management fees equal to 3.0% of gross rents and construction management fees equal to 5.0% of construction costs. The incentive fee to RMR is paid in our common shares.

In October 2003 we entered an agreement with Senior Housing pursuant to which Senior Housing agreed to file a registration statement with respect to the Senior Housing shares we own and use reasonable efforts to effect the registration of those shares. We paid the expenses of this registration. The registration statement became effective October 24, 2003. In 2004 Senior Housing completed two public offerings of five million each of its common shares. Simultaneously with these offerings, we sold a total of 4,148,500 of the Senior Housing shares we owned. We and Senior Housing were parties to underwriting agreements in connection with these offerings. Senior Housing did not receive any proceeds from our sale of its shares and we paid our pro rata share of the expenses of these offerings.

Critical Accounting Policies

Our critical accounting policies are those that have the most impact on the reporting of our financial condition and results of operations and those requiring significant judgments and estimates. We believe that our judgments and estimates are consistently applied and produce financial information that fairly presents our results of operations. Our most critical accounting policies involve our investments in real property and our equity investments. These policies affect our:

- allocation of purchase prices between various asset categories and the related impact on the recognition of rental income and depreciation and amortization expense;
- assessment of the carrying values and impairments of long lived assets;
- classification of leases; and
- investments in Senior Housing and Hospitality Properties.

We have historically allocated the purchase prices of properties to land, building and improvements, and each component generally has a different useful life. For properties acquired subsequent to June 1, 2001, the effective date of Financial Accounting Standard No. 141 "Business Combinations", or FAS 141, we allocate the value of real estate acquired among land, building and improvements and identified intangible assets and liabilities, consisting of the value of above market and below market leases, the value of in place leases and the value of tenant relationships. Purchase price allocations and the determination of useful lives are based on our estimates and, under some circumstances, studies commissioned from independent real estate appraisal firms.

Purchase price allocations to land, building and improvements are based on our determination of the relative fair values of these assets assuming the property is vacant. We determine the fair value of a property using methods which we believe are similar to those used by independent appraisers. Purchase price allocations to above market and below market leases are based on the estimated present value (using an interest rate which reflects our assessment of the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in place leases and (ii) our estimate of fair market lease rates for the corresponding leases, measured over a period equal to the remaining non-cancelable terms of the respective leases. Purchase price allocations to in place leases and tenant relationships are determined as the excess of (i) the purchase price paid for a property after adjusting existing in place leases to estimated market rental rates over (ii) the estimated fair value of the property as if vacant. This aggregate value is allocated between in place lease values and tenant relationships based on our evaluation of the specific characteristics of each tenant's lease; however, the value of tenant relationships has not been separated from in place lease value because such value and related amortization expense is immaterial for acquisitions reflected in our financial statements. Factors we consider in performing these analyses include estimates of carrying costs during the expected lease up periods, including real estate taxes, insurance and other operating income and expenses and costs to execute similar leases in current market conditions, such as leasing commissions, legal and other related costs. If the value of tenant relationships are material in the future, those amounts will be separately allocated and amortized over the estimated life of the relationships.

We compute depreciation expense using the straight line method over estimated useful lives of up to 40 years for buildings and improvements, and up to 12 years for personal property. The allocated cost of land is not depreciated. Capitalized above market lease values (included in acquired real estate leases in the accompanying consolidated balance sheet) are amortized as a reduction to rental income over the remaining non-cancelable terms of the respective leases. Capitalized below market lease values (presented as acquired real estate lease obligations in the accompanying consolidated balance sheet) are amortized as an increase to rental income over the remaining initial terms of the respective leases. The value of in place leases exclusive of the value of above market and below market in place leases is amortized to expense over the remaining non-cancelable periods of the respective leases. If a lease is terminated prior to its stated expiration, all unamortized amounts relating to that lease is written off. Our purchase price allocations require us to make certain assumptions and estimates. Incorrect assumptions and estimates may result in inaccurate depreciation and amortization charges over future periods.

We periodically evaluate our real estate properties for impairment indicators. These indicators may include declining tenant occupancy, weak or declining tenant profitability, cash flow or liquidity, our decision to dispose of an asset before the end of its estimated useful life or legislative, economic or market changes that could permanently reduce the value of our investments. If indicators of impairment are present, we evaluate the carrying value of the related real estate property by comparing it to the expected future undiscounted cash flows to be generated from that property. If the sum of these expected future cash flows is less than the carrying value, we reduce the net carrying value of the property to the present value of these expected future cash flows. This analysis requires us to judge whether indicators of impairment exist and to estimate likely future cash flows. If we misjudge or estimate incorrectly or if future tenant profitability, market or industry factors differ from our expectations we may record an impairment charge which is inappropriate or fail to record a charge when we should have done so, or the amount of such charges may be inaccurate.

Some of our real estate properties are leased on a triple net basis, pursuant to non-cancelable, fixed term, leases. Each time we enter a new lease or materially modify an existing lease we evaluate its classification as either a capital lease or operating lease. The classification of a lease as capital or operating affects the carrying value of a property, as well as our recognition of rental payments as revenue. These evaluations require us to make estimates of, among other things, the remaining useful life and market value of a property, discount rates and future cash flows. Incorrect assumptions or estimates may result in misclassification of our leases.

These policies involve significant judgments made based upon our experience, including judgments about current valuations, ultimate realizable value, estimated useful lives, salvage or residual value, the ability of our tenants to perform their obligations to us, current and future economic conditions and competitive factors in the markets in which our properties are located. Recent declines in our occupancy percentages at some of our properties reflect current economic conditions and competition. Competition, economic conditions and other factors may cause additional occupancy declines in the future. In the future we may need to revise our carrying value assessments to incorporate information which is not now known and such revisions could increase or decrease our depreciation expense related to properties we own, result in the classification of our leases as other than operating leases or decrease the carrying values of our assets.

Our investments in Senior Housing and Hospitality Properties are accounted for using the equity method of accounting. Under the equity method we record our percentage share of net earnings from Senior Housing and Hospitality Properties in our consolidated statement of income. Under the equity method, accounting policy judgments made by Senior Housing and Hospitality Properties could have a material effect on our net income. Also, if we determine that there is an other than temporary decline in the fair value of these investments, their cost basis would be written down to fair value and the amount of the write down would be included in our earnings. In evaluating the fair value of these investments, we have considered, among other things, the quoted prices, the financial condition and near term prospects of each investee, earnings trends, asset quality, asset valuation models, and the financial condition and prospects for their respective industries generally.

IMPACT OF INFLATION

Inflation might have both positive and negative impacts upon us. Inflation might cause the value of our real estate investments to increase. Inflation might also cause our costs of equity and debt capital and other operating costs to increase. An increase in our capital costs or in our operating costs will result in decreased earnings unless it is offset by increased revenues. In periods of rapid inflation, our tenants' operating costs may increase faster than revenues and this fact may have an adverse impact upon us if our tenants' operating income becomes insufficient to pay our rent. To mitigate the adverse impact of increased operating costs, we require some of our tenants to provide guarantees or security for our rent. To mitigate the adverse impact of increased costs of debt capital in the event of material inflation, we may enter into interest rate hedge arrangements in the future. The decision to enter into these agreements will be based on the amount of our floating rate debt outstanding, our belief that material interest rate increases are likely to occur and upon requirements of our borrowing arrangements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES
ABOUT MARKET RISK

We are exposed to risks associated with market changes in interest rates. We manage our exposure to this market risk by monitoring available financing alternatives. Our strategy to manage exposure to changes in interest rates is unchanged from December 31, 2003. Other than as described below, we do not foresee any significant changes in our exposure to fluctuations in interest rates or in how we manage this exposure in the near future. At December 31, 2004, our total outstanding fixed rate term debt consisted of the following fixed rate notes:

Amount	Coupon	Maturity
Unsecured senior notes:		
$100.0 million	6.700%	2005
$30.0 million	8.875%	2010
$20.0 million	8.625%	2010
$200.0 million	6.950%	2012
$200.0 million	6.500%	2013
$250.0 million	5.750%	2014
$200.0 million	6.400%	2015
$400.0 million	6.250%	2016

No principal repayments are due under the unsecured senior notes until maturity.

Secured notes:		
$10.0 million	8.400%	2007
$16.6 million	7.020%	2008
$6.5 million	8.000%	2008
$5.9 million	5.170%	2009
$249.2 million	6.814%	2011
$5.6 million	6.000%	2012
$76.0 million	8.700%	2020
$29.8 million	8.500%	2028
$43.4 million	6.794%	2029

The secured notes are secured by 83 of our office properties located in 20 office complexes and require principal and interest payments through maturity pursuant to amortization schedules.

Because these notes bear interest at fixed rates, changes in market interest rates during the term of this debt will not affect our operating results. If all of our fixed rate unsecured and secured notes outstanding at December 31, 2004, were to be refinanced at interest rates which are 10% higher or lower than shown above, our per annum interest cost would increase or decrease, respectively, by approximately $12.2 million.

Changes in market interest rates also affect the fair value of our debt obligations; increases in market interest rates decrease the fair value of our fixed rate debt while decreases in market interest rates increase the value of our fixed rate debt. Based on the balances outstanding at December 31, 2004, and discounted cash flow analyses, a hypothetical immediate 10% change in interest rates would change the fair value of our fixed rate debt obligations by approximately $60 million.

Each of our fixed rate unsecured and secured debt arrangements allows us to make repayments earlier than the stated maturity date. In some cases, we are not allowed to make early repayment prior to a cutoff date and in most cases we are allowed to make prepayments only at a premium equal to a makewhole amount, as defined, generally designed to preserve a stated yield to the note holder. These prepayment rights may afford us the opportunity to mitigate the risk of refinancing at maturity at higher rates by refinancing prior to maturity. For example, in February 2004, we redeemed at par, our $143 million 8.50% senior notes due in November 2013. We funded this redemption with cash on hand and borrowings under our revolving credit facility.

At December 31, 2004, we had $175 million outstanding and $385 million available for drawing under our unsecured revolving credit facility and $350 million outstanding on our unsecured term loan. Our term loan matures in August 2009. In January 2005 we amended our revolving credit facility to extend the maturity date from April 2006 to April 2009, and to increase the available borrowing amount from $560 million to $750 million. Repayments under our revolving credit facility may be made at any time without penalty. Repayments under our term loan may be made without penalty beginning in February 2006. We borrow in U.S. dollars and borrowings under our revolving credit facility and our term loan require interest at LIBOR plus a premium. Accordingly, we are vulnerable to changes in U.S. dollar based short term rates, specifically LIBOR. For example, the average interest rate payable on our revolver and term loan was 2.3% during 2004. A change in interest rates would not affect the value of these floating rate debts but would affect our operating results. The following table presents the impact a 10% change in interest rates would have on our floating rate interest expense as of December 31, 2004 (dollars in thousands):

	Impact of Changes in Interest Rates		
	Interest Rate Per Year	Outstanding Debt	Total Interest Expense Per Year
At December 31, 2004	2.3%	$ 525,000	$ 12,075
10% reduction	2.1%	$ 525,000	$ 11,025
10% increase	2.5%	$ 525,000	$ 13,125

The foregoing table shows the impact of an immediate change in floating interest rates. If interest rates were to change gradually over time, the impact would be spread over time. Our exposure to changes in floating interest rates will increase or decrease in the future with increases or decreases in the outstanding amount of our floating rate debt.

WARNING CONCERNING FORWARD LOOKING STATEMENTS

THIS ANNUAL REPORT CONTAINS STATEMENTS THAT ARE FORWARD LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND FEDERAL SECURITIES LAWS. THESE STATEMENTS APPEAR IN A NUMBER OF PLACES IN THIS ANNUAL REPORT AND INCLUDE STATEMENTS REGARDING

- THE SECURITY OF OUR RENTAL INCOME AND OUR LEASES,
- THE CREDIT QUALITY OF OUR TENANTS,
- THE LIKELIHOOD THAT OUR TENANTS WILL PAY RENT, RENEW LEASES, SIGN NEW LEASES OR BE AFFECTED BY CYCLICAL ECONOMIC CONDITIONS,
- OUR ACQUISITION OF PROPERTIES,
- OUR ABILITY TO COMPETE EFFECTIVELY,
- OUR ABILITY TO PAY INTEREST ON AND PRINCIPAL OF OUR DEBT, INCLUDING CURRENTLY INTENDED PREPAYMENTS, AND MAKE DISTRIBUTIONS,
- OUR POLICIES AND PLANS REGARDING INVESTMENTS AND FINANCINGS,
- REPAYMENT OF, AND FUTURE AVAILABILITY OF BORROWINGS UNDER OUR REVOLVING CREDIT FACILITY,
- OUR RECEIPT OF DIVIDENDS FROM OUR FORMER SUBSIDIARIES,
- OUR ABILITY TO SELL OUR SHARES OF OUR FORMER SUBSIDIARIES,
- OUR TAX STATUS AS A REAL ESTATE INVESTMENT TRUST,
- OUR ABILITY TO RAISE CAPITAL,

AND OTHER MATTERS. ALSO, WHENEVER WE USE WORDS SUCH AS "BELIEVE", "EXPECT","ANTICIPATE", "INTEND", "PLAN", "ESTIMATE" OR SIMILAR EXPRESSIONS, WE ARE MAKING FORWARD LOOKING STATEMENTS.

ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE CONTAINED IN OR IMPLIED BY THE FORWARD LOOKING STATEMENTS AS A RESULT OF VARIOUS FACTORS. SUCH FACTORS INCLUDE, WITHOUT LIMITATION,

- CHANGES IN THE ECONOMY AND THE CAPITAL MARKETS,
- COMPETITION WITHIN THE REAL ESTATE INDUSTRY OR THOSE INDUSTRIES IN WHICH OUR TENANTS AND FORMER SUBSIDIARIES OPERATE, AND
- CHANGES IN FEDERAL, STATE AND LOCAL LEGISLATION.

FOR EXAMPLE:

- SOME OF OUR TENANTS MAY NOT RENEW EXPIRING LEASES, AND WE MAY BE UNABLE TO LOCATE NEW TENANTS TO MAINTAIN THE HISTORICAL OCCUPANCY RATES OF OUR PROPERTIES,
- RENTS THAT WE CAN CHARGE AT OUR PROPERTIES MAY DECLINE,
- OUR TENANTS MAY EXPERIENCE LOSSES AND BECOME UNABLE TO PAY OUR RENTS,
- THE DIVIDENDS WE RECEIVE FROM OUR FORMER SUBSIDIARIES MAY DECLINE OR WE MAY BE UNABLE TO SELL OUR SHARES IN OUR FORMER SUBSIDIARIES FOR AMOUNTS EQUAL TO OUR CARRYING VALUES OF THOSE SHARES,
- CHANGES IN CIRCUMSTANCES COULD CAUSE THE CLOSING OF OUR ACQUISITION OF THE CAMPBELL LANDS NOT TO OCCUR OR BE DELAYED. THIS RESULT COULD OCCUR DUE TO VARIOUS CIRCUMSTANCES WHICH ARE BEYOND OUR CONTROL. FOR EXAMPLE WE WILL REQUIRE UPDATES OF VARIOUS DILIGENCE ITEMS IF THIS CLOSING IS DELAYED FOR MORE THAN A SHORT PERIOD, AND THOSE UPDATES MAY CAUSE THE TRANSACTION TO FAIL TO CLOSE, AND
- WE MAY BE UNABLE TO IDENTIFY PROPERTIES WHICH WE WANT TO BUY OR TO NEGOTIATE ACCEPTABLE PURCHASE PRICES.

THESE RESULTS COULD OCCUR DUE TO MANY DIFFERENT CIRCUMSTANCES, SOME OF WHICH, SUCH AS CHANGES IN OUR TENANTS' FINANCIAL CONDITIONS OR NEEDS FOR LEASED SPACE, OR CHANGES IN THE CAPITAL MARKETS OR THE ECONOMY GENERALLY, ARE BEYOND OUR CONTROL. SIMILARLY, OUR IMPLEMENTATION OF FAS 141 HAS REQUIRED US TO MAKE JUDGMENTS ABOUT THE ALLOCATION OF THE PURCHASE PRICES OF OUR PROPERTIES WHICH AFFECT OUR FINANCIAL STATEMENTS, INCLUDING FUTURE INCOME; THESE JUDGMENTS ARE BASED UPON OUR ESTIMATES, BELIEFS AND EXPECTATIONS ABOUT VACANT BUILDING VALUES AND RENTAL RATES, BUT SUCH ESTIMATES, BELIEFS AND EXPECTATIONS MAY PROVE TO BE INACCURATE. THE INFORMATION CONTAINED ELSEWHERE IN THIS ANNUAL REPORT IDENTIFY OTHER IMPORTANT FACTORS THAT COULD CAUSE SUCH DIFFERENCES.

YOU SHOULD NOT PLACE UNDUE RELIANCE UPON FORWARD LOOKING STATEMENTS.

EXCEPT AS MAY BE REQUIRED BY APPLICABLE LAW, WE DO NOT INTEND TO IMPLY THAT WE WILL RELEASE PUBLICLY THE RESULT OF ANY REVISION TO THE FORWARD LOOKING STATEMENTS CONTAINED IN THIS ANNUAL REPORT TO REFLECT THE FUTURE OCCURRENCE OF PRESENTLY UNANTICIPATED EVENTS.

Property and Occupancy Statistics
(square feet in thousands)

	All Properties As of the Year Ended December 31,		Comparable Properties[1] As of the Year Ended December 31,	
	2004	2003	2004	2003
Total properties	375	238	211	211
Total square feet	44,154	35,895	23,227	23,227
Percent leased[2]	93.0%	93.5%	90.3%	90.7%

Rent Sources
(dollars in thousands)

	Office	Industrial	Total	Percent
ANNUALIZED RENT[3]:				
Central business district	$ 267,238	$ 1,063	$ 268,301	39.9%
Suburban	308,702	95,437	404,139	60.1%
Total	$ 575,940	$ 96,500	$ 672,440	100.0%
Percent	85.6%	14.4%	100.0%	
U.S. Government and other government tenants	$ 114,566	$ -	$ 114,566	17.0%
Medical related tenants	123,271	788	124,059	18.4%
Industrial land leases (Oahu, HI)	-	43,097	43,097	6.4%
Other investment grade tenants[4]	141,419	17,620	159,039	23.7%
Other tenants	196,684	34,995	231,679	34.5%
Total	$ 575,940	$ 96,500	$ 672,440	100.0%
Percent	85.6%	14.4%	100.0%	

Major Markets
(square feet in thousands)

	As of December 31, 2004			For the Three Months Ended December 31, 2004	
Market	Properties	Square Feet	% of Square Feet	% of Rental Income[5]	% of NOI[6]
Metro Philadelphia, PA	21	5,452	12.3%	18.4%	14.8%
Metro Washington, DC	20	2,645	6.0%	11.1%	11.7%
Metro Boston, MA	39	2,979	6.7%	9.1%	10.3%
Oahu, HI	12	9,699	22.0%	6.4%	8.5%
Southern California	24	1,444	3.3%	7.1%	7.9%
Metro Atlanta, GA	36	1,845	4.2%	5.0%	5.1%
Metro Austin, TX	26	2,809	6.4%	5.4%	4.5%
Other markets	197	17,281	39.1%	37.5%	37.2%
Total	375	44,154	100.0%	100.0%	100.0%

(1) Based on properties owned continuously since January 1, 2003.

(2) Square feet is pursuant to signed leases as of December 31, 2004, and includes (i) space being fitted out for occupancy and (ii) space which is leased but is not occupied or is being offered for sublease by tenants.

(3) Annualized rent is rents pursuant to signed leases as of December 31, 2004, plus expense reimbursements; includes some triple net lease rents and excludes lease value amortization.

(4) Excludes investment grade tenants included in other tenant categories above.

(5) Includes some triple net lease rental income.

(6) NOI, or Net Operating Income, is defined as property rental income less property operating expenses.

Real Estate Owned

(dollars in thousands)

Location	Number of Properties	Year(s) Built	Year(s) Acquired	Square Feet	Land	Buildings & Improvements	Total[1]	Accumulated Depreciation[2]
					Amount at Which Carried at December 31, 2004			
Alaska	1	1983	1997	24,279	$ 189	$ 843	$ 1,032	$ 163
Arizona	10	1982 - 1999	1997 - 2003	1,075,033	14,566	108,441	123,007	12,430
California	46	1971 - 2000	1996 - 2004	2,428,893	43,769	347,624	391,393	49,092
Colorado	10	1980 - 1997	1997 - 2004	1,342,816	13,246	116,149	129,395	9,739
Connecticut	4	1982 - 1988	1998 - 2003	297,381	3,150	32,667	35,817	3,034
Delaware	2	1984 - 1986	1998 - 1999	406,552	5,890	62,514	68,404	8,447
District of Columbia	5	1966 - 1996	1996 - 1998	892,293	29,681	214,182	243,863	37,069
Florida	4	1987 - 1997	1998	83,325	1,159	10,754	11,913	1,925
Georgia	37	1967 - 1990	1997 - 2004	1,881,043	25,375	177,849	203,224	2,394
Hawaii	12	-	2003	9,698,569	462,392	20,995	483,387	285
Kansas	1	1990	1997	168,413	1,061	6,251	7,312	1,436
Kentucky	1	1999	2003	85,503	2,020	9,507	11,527	367
Maryland	14	1972 - 2002	1997 - 2004	2,453,363	43,821	310,273	354,094	31,371
Massachusetts	38	1875 - 2002	1995 - 2004	2,767,596	37,731	311,363	349,094	42,134
Michigan	18	1973 - 1992	2004	1,059,479	6,609	54,083	60,692	607
Minnesota	15	1957 - 1995	1998 - 2004	1,660,009	12,591	122,462	135,053	16,887
Missouri	3	1995 - 1999	1997 - 2004	219,728	3,212	23,195	26,407	1,758
New Hampshire	1	1979	1999	210,879	2,210	19,960	22,170	2,807
New Jersey	4	1979 - 1990	1998	308,470	3,583	32,941	36,524	6,036
New Mexico	16	1974 - 1987	1997 - 2003	1,208,177	12,570	97,078	109,648	7,739
New York	18	1952 - 2004	1996 - 2004	1,926,805	23,069	190,124	213,193	25,068
Ohio	15	1975 - 1994	1998 - 2004	951,373	4,080	37,935	42,015	2,527
Oklahoma	5	1992 - 1993	1997 - 1999	391,129	6,804	39,832	46,636	6,588
Pennsylvania	28	1960 - 1998	1997 - 2004	6,544,124	86,954	814,605	901,559	106,840
Rhode Island	1	1997	1997	62,000	320	7,690	8,010	1,452
Tennessee	3	1983 - 2000	1998 - 2004	459,073	5,527	49,735	55,262	4,203
Texas	31	1968 - 2001	1997 - 2003	3,816,767	52,746	372,652	425,398	53,971
Virginia	10	1986 - 1999	1996 - 2004	819,183	11,492	89,440	100,932	11,640
Washington	20	1975 - 1995	1997 - 2004	752,246	9,417	63,308	72,725	3,976
West Virginia	1	1993	1997	36,818	922	4,047	4,969	779
Wyoming	1	1995	1997	122,647	1,950	8,464	10,414	1,647
Total real estate owned	375			44,153,966	$ 928,106	$ 3,756,963	$ 4,685,069	$ 454,411

Taxability of Common Distributions

Payment Date	Distribution Paid Per Share	Ordinary Income	Capital Gain	Return of Capital
February 23, 2004	$ 0.2000	$ 0.1329	$ 0.0013	$ 0.0658
May 24, 2004	0.2000	0.1329	0.0013	0.0658
August 25, 2004	0.2100	0.1395	0.0013	0.0692
November 22, 2004	0.2100	0.1395	0.0013	0.0692
Total 2004 distributions[3]	$ 0.8200	$ 0.5448	$ 0.0052	$ 0.2700
February 21, 2003	$ 0.2000	$ 0.1381	$ -	$ 0.0619
May 23, 2003	0.2000	0.1381	-	0.0619
August 25, 2003	0.2000	0.1381	-	0.0619
November 21, 2003	0.2000	0.1381	-	0.0619
Total 2003 distributions[3]	$ 0.8000	$ 0.5524	$ -	$ 0.2476

(1) Excludes value of acquired real estate leases pursuant to FAS 141. Aggregate cost for federal income tax purposes is $4,688,224.
(2) Depreciation is provided using estimated useful lives for buildings and improvements of up to 40 years and for equipment of up to 12 years.
(3) Distributions per common share declared with respect to 2004 and 2003 were $0.83 and $0.80, respectively.

Management Report on Assessment of Internal Control Over Financial Reporting

We are responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control system is designed to provide reasonable assurance to our management and board of trustees regarding the preparation and fair presentation of published financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2004. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework. Based on our assessment, we believe that, as of December 31, 2004, our internal control over financial reporting is effective.

Ernst & Young LLP, the independent registered public accounting firm that audited our 2004 consolidated financial statements included in this annual report, has issued an attestation report on our assessment of our internal control over financial reporting. Its report appears elsewhere herein.

Report of Independent Registered Public Accounting Firm

TO THE TRUSTEES AND SHAREHOLDERS OF HRPT PROPERTIES TRUST

We have audited the accompanying consolidated balance sheets of HRPT Properties Trust as of December 31, 2004 and 2003, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of HRPT Properties Trust at December 31, 2004 and 2003, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of HRPT Properties Trust's internal control over financial reporting as of December 31, 2004, based on criteria established by Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 10, 2005 expressed an unqualified opinion thereon.

Ernst & Young LLP

Boston, Massachusetts
March 10, 2005

Report of Independent Registered Public Accounting Firm

TO THE TRUSTEES AND SHAREHOLDERS OF HRPT PROPERTIES TRUST

We have audited management's assessment, included in the accompanying Management Report on Assessment of Internal Control Over Financial Reporting, that HRPT Properties Trust maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). HRPT Properties Trust's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures for the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that HRPT Properties Trust maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on the COSO criteria. Also in our opinion, HRPT Properties Trust maintained, in material respects, effective internal control over financial reporting as of December 31, 2004, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the 2004 consolidated financial statements of HRPT Properties Trust and our report dated March 10, 2005 expressed an unqualified opinion thereon.

Ernst + Young LLP

Boston, Massachusetts
March 10, 2005

Consolidated Balance Sheet

(dollars in thousands, except per share data)

	December 31,	
	2004	2003
ASSETS		
Real estate properties, at cost:		
Land	$ 928,106	$ 852,983
Buildings and improvements	3,756,963	3,038,983
	4,685,069	3,891,966
Accumulated depreciation	(454,411)	(363,015)
	4,230,658	3,528,951
Acquired real estate leases	149,063	68,983
Equity investments in former subsidiaries	207,804	260,208
Cash and cash equivalents	21,961	11,526
Restricted cash	22,257	10,674
Rents receivable, net of allowance for doubtful accounts of $4,594 and $4,568, respectively	113,504	83,973
Other assets, net	68,083	48,929
Total assets	$ 4,813,330	$ 4,013,244
LIABILITIES AND SHAREHOLDERS' EQUITY		
Revolving credit facility	$ 175,000	$ 412,000
Senior unsecured debt, net	1,739,624	1,136,311
Mortgage notes payable, net	440,407	328,510
Accounts payable and accrued expenses	67,716	60,541
Acquired real estate lease obligations	39,843	33,206
Rent collected in advance	15,208	13,135
Security deposits	11,920	9,520
Due to affiliates	16,418	8,370
Total liabilities	2,506,136	2,001,593
Commitments and contingencies		
Shareholders' equity:		
Preferred shares of beneficial interest, $0.01 par value: 50,000,000 shares authorized;		
Series A preferred shares; 9 7/8% cumulative redeemable at par on February 22, 2006; 8,000,000 shares issued and outstanding, aggregate liquidation preference $200,000	193,086	193,086
Series B preferred shares; 8 3/4% cumulative redeemable at par on September 12, 2007; 12,000,000 shares issued and outstanding, aggregate liquidation preference $300,000	289,849	289,849
Common shares of beneficial interest, $0.01 par value: 200,000,000 shares authorized; 177,316,525 and 142,773,925 shares issued and outstanding, respectively	1,773	1,428
Additional paid in capital	2,394,946	2,071,203
Cumulative net income	1,287,790	1,124,961
Cumulative common distributions	(1,729,587)	(1,584,213)
Cumulative preferred distributions	(130,663)	(84,663)
Total shareholders' equity	2,307,194	2,011,651
Total liabilities and shareholders' equity	$ 4,813,330	$ 4,013,244

See accompanying notes

Consolidated Statement of Income

(in thousands, except per share data)

	Year Ended December 31,		
	2004	2003	2002
Rental income	$ 603,229	$ 500,316	$ 414,073
Expenses:			
Operating expenses	227,853	192,813	152,614
Depreciation and amortization	112,380	93,273	68,750
General and administrative	25,170	19,338	16,815
Total expenses	365,403	305,424	238,179
Operating income	237,826	194,892	175,894
Interest income	638	411	858
Other income	-	-	2,035
Interest expense (including amortization of note discounts and premiums and deferred financing fees of $4,341, $5,975 and $5,276, respectively)	(118,212)	(101,144)	(86,360)
Loss on early extinguishment of debt	(2,866)	(3,238)	(3,504)
Equity in earnings of equity investments	15,457	23,525	19,261
Gain on sale of shares of equity investments	21,550	-	-
Gain (loss) on issuance of shares by equity investees	8,436	-	(1,421)
Net income	162,829	114,446	106,763
Preferred distributions	(46,000)	(46,000)	(27,625)
Net income available for common shareholders	$ 116,829	$ 68,446	$ 79,138
Weighted average common shares outstanding	176,157	136,270	128,817
Basic and diluted earnings per common share:			
Net income available for common shareholders	$ 0.66	$ 0.50	$ 0.61

See accompanying notes

Consolidated Statement of Shareholders' Equity

(in thousands, except share data)

	Preferred Shares					Common Shares					Accumulated Other Comprehensive Income (Loss)	
	Series A		Series B									
	Number of Shares	Preferred Shares	Number of Shares	Preferred Shares	Cumulative Preferred Distributions	Number of Shares	Common Shares	Cumulative Common Distributions	Additional Paid In Capital	Cumulative Net Income	Accumulated Other Comprehensive Income (Loss)	Total
Balance at December 31, 2001	8,000,000	$ 193,086	-	$ -	$ (14,319)	128,808,747	$ 1,288	$ (1,372,503)	$ 1,945,610	$ 903,752	$ (414)	$ 1,656,500
Issuance of shares, net	-	-	12,000,000	289,849	-	-	-	-	-	-	-	289,849
Stock grants	-	-	-	-	-	16,500	-	-	143	-	-	143
Comprehensive income:												
Net income	-	-	-	-	-	-	-	-	-	106,763	-	106,763
Unrealized holding gains on investments	-	-	-	-	-	-	-	-	-	-	1,713	1,713
Reclassification adjustment for gains realized in net income	-	-	-	-	-	-	-	-	-	-	(1,299)	(1,299)
Total comprehensive income	-	-	-	-	-	-	-	-	-	106,763	414	107,177
Distributions	-	-	-	-	(24,344)	-	-	(103,052)	-	-	-	(127,396)
Balance at December 31, 2002	8,000,000	193,086	12,000,000	289,849	(38,663)	128,825,247	1,288	(1,475,555)	1,945,753	1,010,515	-	1,926,273
Issuance of shares, net	-	-	-	-	-	13,835,100	139	-	124,479	-	-	124,618
Stock grants	-	-	-	-	-	114,330	1	-	971	-	-	972
Cancellation of shares	-	-	-	-	-	(752)	-	-	-	-	-	-
Comprehensive income:												
Net income	-	-	-	-	-	-	-	-	-	114,446	-	114,446
Total comprehensive income	-	-	-	-	-	-	-	-	-	114,446	-	114,446
Distributions	-	-	-	-	(46,000)	-	-	(108,658)	-	-	-	(154,658)
Balance at December 31, 2003	8,000,000	193,086	12,000,000	289,849	(84,663)	142,773,925	1,428	(1,584,213)	2,071,203	1,124,961	-	2,011,651
Issuance of shares, net	-	-	-	-	-	34,500,000	345	-	323,294	-	-	323,639
Stock grants	-	-	-	-	-	42,600	-	-	449	-	-	449
Comprehensive income:												
Net income	-	-	-	-	-	-	-	-	-	162,829	-	162,829
Total comprehensive income	-	-	-	-	-	-	-	-	-	162,829	-	162,829
Distributions	-	-	-	-	(46,000)	-	-	(145,374)	-	-	-	(191,374)
Balance at December 31, 2004	8,000,000	$ 193,086	12,000,000	$ 289,849	$(130,663)	177,316,525	$ 1,773	$ (1,729,587)	$ 2,394,946	$ 1,287,790	$ -	$ 2,307,194

See accompanying notes

Consolidated Statement of Cash Flows

(in thousands)

	Year Ended December 31,		
	2004	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 162,829	$ 114,446	$ 106,763
Adjustments to reconcile net income to cash provided by operating activities:			
Depreciation	95,977	79,661	65,489
Amortization of note discounts and premiums and deferred financing fees	4,341	5,975	5,276
Amortization of acquired real estate leases	13,271	6,954	-
Other amortization	6,139	5,563	3,261
Loss on early extinguishment of debt	2,866	3,238	177
Equity in earnings of equity investments	(15,457)	(23,525)	(19,261)
Gain on sale of shares of equity investments	(21,550)	-	-
(Gain) loss on issuance of shares by equity investees	(8,436)	-	1,421
Distributions of earnings from equity investments	15,457	21,383	19,261
Change in assets and liabilities:			
(Increase) decrease in restricted cash	(11,583)	1,858	(1,195)
Increase in rents receivable and other assets	(54,346)	(32,346)	(15,563)
Increase in accounts payable and accrued expenses	7,175	11,139	5,514
Increase in rent collected in advance	2,073	2,200	3,011
Increase in security deposits	2,400	1,076	1,110
Increase in due to affiliates	8,048	2,834	2,746
Cash provided by operating activities	209,204	200,456	178,010
CASH FLOWS FROM INVESTING ACTIVITIES:			
Real estate acquisitions and improvements	(765,091)	(832,826)	(500,581)
Distributions in excess of earnings from equity investments	9,115	6,021	7,934
Proceeds from sale of common shares of equity investment	73,275	-	-
Proceeds from sale of real estate	-	385	740
Cash used for investing activities	(682,701)	(826,420)	(491,907)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from issuance of preferred shares, net	-	-	289,849
Proceeds from issuance of common shares, net	323,639	124,618	-
Proceeds from borrowings	1,660,436	1,223,454	1,041,282
Payments on borrowings	(1,302,580)	(564,989)	(924,200)
Deferred financing fees	(6,189)	(3,319)	(3,809)
Distributions to common shareholders	(145,374)	(108,658)	(103,052)
Distributions to preferred shareholders	(46,000)	(46,000)	(24,344)
Cash provided by financing activities	483,932	625,106	275,726
Increase (decrease) in cash and cash equivalents	10,435	(858)	(38,171)
Cash and cash equivalents at beginning of period	11,526	12,384	50,555
Cash and cash equivalents at end of period	$ 21,961	$ 11,526	$ 12,384

See accompanying notes

Consolidated Statement of Cash Flows

(in thousands)

	Year Ended December 31,		
	2004	2003	2002
SUPPLEMENTAL CASH FLOW INFORMATION:			
Interest paid (including capitalized interest paid of $3,057 in 2002)	$ 101,255	$ 82,771	$ 83,954
NON-CASH INVESTING ACTIVITIES:			
Real estate acquisitions	$ (119,958)	$ -	$ -
NON-CASH FINANCING ACTIVITIES:			
Issuance of common shares	$ 449	$ 972	$ 143
Assumption of mortgage notes payable	119,958	-	-

See accompanying notes

NOTE 1. ORGANIZATION

HRPT Properties Trust is a Maryland real estate investment trust, or REIT, which was organized on October 9, 1986. At December 31, 2004, we had investments in 375 properties and owned 12.6% and 6.0% of the common shares of Senior Housing Properties Trust, or Senior Housing, and Hospitality Properties Trust, or Hospitality Properties, respectively.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation. The consolidated financial statements include our investments in 100% owned subsidiaries. Our investments in 50% or less owned companies over which we can exercise influence, but do not control, are accounted for using the equity method of accounting. All intercompany transactions have been eliminated. Significant influence is present through common representation on the board of trustees. Our two managing trustees are also managing trustees of Senior Housing and Hospitality Properties, and owners of Reit Management & Research LLC, or RMR, which is the investment manager to us, Senior Housing and Hospitality Properties. We use the income statement method to account for issuance of common shares of beneficial interest by Senior Housing and Hospitality Properties. Under this method, gains and losses reflecting changes in the value of our investments at the date of issuance of additional common shares by Senior Housing or Hospitality Properties are recognized in our income statement.

Real Estate Property. Real estate properties are recorded at cost. Depreciation on real estate investments is provided for on a straight line basis over estimated useful lives ranging up to 40 years.

We have historically allocated the purchase prices of properties to land, building and improvements, and each component generally has a different useful life. For properties acquired subsequent to June 1, 2001, the effective date of Financial Accounting Standard No. 141, "Business Combinations", or FAS 141, we allocate the value of real estate acquired among land, building and improvements and identified intangible assets and liabilities, consisting of the value of above market and below market leases, the value of in place leases, and the value of tenant relationships. Purchase price allocations and the determination of useful lives are based on management's estimates and, under some circumstances, studies commissioned from independent real estate appraisal firms.

Purchase price allocations to land, building and improvements are based on management's determination of the relative fair values of these assets assuming the property is vacant. Management determines the fair value of a property using methods similar to those used by independent appraisers. Purchase price allocations to above market and below market leases are based on the present value (using an interest rate which reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in place leases and (ii) our estimate of fair market lease rates for the corresponding leases, measured over a period equal to the remaining non-cancelable terms of the respective leases. Purchase price allocations to in place leases and tenant relationships are determined as the excess of (i) the purchase price paid for a property after adjusting existing in place leases to market rental rates over (ii) the estimated fair value of the property as if vacant. This aggregate value is allocated between in place lease values and tenant relationships based on management's evaluation of the specific characteristics of each tenant's lease; however, the value of tenant relationships has not been separated from in place lease value because such value and related amortization expense is immaterial for acquisitions reflected in our financial statements. Factors we consider in performing these analyses include estimates of carrying costs during the expected lease up periods, including real estate taxes, insurance and other operating income and expenses and costs to execute similar leases in current market conditions, such as leasing commissions, legal and other related costs. If the value of tenant relationships are material in the future, those amounts will be separately allocated and amortized over the estimated life of the relationships.

Capitalized above market lease values (included in acquired real estate leases in the accompanying consolidated balance sheet) are amortized as a reduction to rental income over the remaining non-cancelable terms of the respective leases. Capitalized below market lease values (presented as acquired real estate lease obligations in the accompanying consolidated balance sheet) are amortized as an increase to rental income over the non-cancelable periods of the respective leases. Such amortization resulted in changes to rental income of ($3.0) million and $1.1 million during the years ended December 31, 2004 and 2003, respectively. The value of in place leases exclusive of the value of above market and below market in place leases is amortized to expense over the remaining non-cancelable periods of the respective leases. Such amortization amounted to $10.3 million and $8.0 million during the years ended December 31, 2004 and 2003, respectively. If a lease is terminated prior to its stated expiration, the unamortized amount relating to that lease is written off.

Intangible lease assets and liabilities recorded by us for properties acquired in 2004 totaled $99.1 million and $12.4 million, respectively. Intangible lease assets and liabilities recorded by us in 2003 totaled $48.6 million and $23.5 million, respectively. Accumulated amortization of capitalized above and below market lease values was $2.7 million and $1.1 million at December 31, 2004, and 2003, respectively. Accumulated amortization of the value of in place leases exclusive of the value of above and below market in place leases was $17.4 million and $8.0 million at December 31, 2004 and 2003, respectively. Future amortization of intangible lease assets and liabilities to be recognized by us during the current terms of our leases as of December 31, 2004, are approximately $21.7 million in 2005, $18.9 million in 2006, $16.1 million in 2007, $14.5 million in 2008, $12.3 million in 2009 and $25.7 million thereafter.

Impairment losses on investments are recognized where indicators of impairment are present and the undiscounted cash flow estimated to be generated by our investments is less than the carrying amount of such investments. The determination of undiscounted cash flow includes consideration of many factors including income to be earned from the investment, holding costs (exclusive of interest), estimated selling prices, and prevailing economic and market conditions.

Cash and Cash Equivalents. Cash and short term investments with original maturities of three months or less at the date of purchase are carried at cost plus accrued interest.

Restricted Cash. Restricted cash consists of amounts escrowed for future real estate taxes, insurance, leasing costs, capital expenditures and debt service.

Other Assets, Net. Other assets consist principally of deferred financing fees, deferred leasing costs and prepaid property operating expenses. Deferred financing fees include issuance costs related to borrowings and are capitalized and amortized over the terms of the respective loans. At December 31, 2004 and 2003, deferred financing fees totaled $27.2 million and $25.3 million, respectively, and accumulated amortization for deferred financing fees totaled $12.2 million and $9.8 million, respectively. Deferred leasing costs include brokerage, legal and other fees associated with the successful negotiation of leases and are amortized on a straight line basis over the terms of the respective leases. Deferred leasing costs totaled $56.4 million and $34.3 million at December 31, 2004 and 2003, respectively, and accumulated amortization for deferred leasing costs totaled $14.1 million and $10.7 million, respectively. Future amortization of deferred financing fees and leasing costs to be recognized by us during the current terms of our loans and leases as of December 31, 2004, are approximately $10.0 million in 2005, $8.6 million in 2006, $7.5 million in 2007, $6.7 million in 2008, $5.5 million in 2009 and $19.0 million thereafter.

Revenue Recognition. Rental income from operating leases is recognized on a straight line basis over the life of the lease agreements.

Allowance for Doubtful Accounts. We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our tenants to make payments required under their leases. The computation of the allowance is based on the tenant's payment history and current credit profile, as well as other considerations.

Earnings Per Common Share. Basic earnings per common share is computed using the weighted average number of common shares outstanding during the period. We have no common share equivalents, instruments convertible into common shares or other dilutive instruments.

Reclassifications. Reclassifications have been made to the prior years' financial statements, including our selected quarterly financial data, to conform to the current year's presentation.

Income Taxes. We are a real estate investment trust under the Internal Revenue Code of 1986, as amended. Accordingly, we expect not to be subject to federal income taxes if we continue to distribute our taxable income and meet other requirements for qualifying as a real estate investment trust. However, we are subject to some state and local taxes on our income and property. The characterization of our distributions paid in 2004, 2003 and 2002 was 66.5%, 69.1% and 76.6% ordinary income, respectively, and 32.9%, 30.9% and 23.4% return of capital, respectively, and 0.6% capital gain for 2004.

Use of Estimates. Preparation of these financial statements in conformity with U.S. generally accepted accounting principles requires us to make estimates and assumptions that may affect the amounts reported in these financial statements and related notes. The actual results could differ from these estimates.

NOTE 3. REAL ESTATE PROPERTIES

In July 2004 we purchased Hallwood Realty Partners, L.P., or Hallwood, for an aggregate net purchase price of $434.7 million, including closing costs. Hallwood, formerly a publicly traded limited partnership, owned a portfolio of 113 office and industrial properties that contain 5.2 million square feet of space located in seven metropolitan areas. At the time of acquisition, the Hallwood properties were leased to approximately 500 tenants with lease expirations between 2004 and 2020. We assumed approximately $207 million of Hallwood's outstanding mortgage debt and we repaid approximately $100 million of this mortgage debt simultaneously with the purchase closing. The balance of this mortgage debt is prepayable in 2005 and 2008. During 2004 we acquired an additional 23 properties for $390.1 million, including closing costs, and funded $60.3 million of improvements to our owned properties. We funded all of these transactions with cash on hand and by borrowing under our revolving credit facility. We allocated $99.1 million of our total 2004 acquisition costs to acquired real estate leases and $12.4 million to acquired real estate lease obligations.

As of December 31, 2004, we had an outstanding agreement to purchase 8.2 million square feet of industrial lands in Oahu, HI from the estate of James Campbell and affiliates. During February 2005 we completed diligence and committed to the acquisition of these lands for $115.5 million, plus closing costs. The closing of this acquisition is expected to occur some time between June and December of 2005.

Our real estate properties are generally leased on gross lease, modified gross lease or triple net lease bases pursuant to non-cancelable, fixed term operating leases expiring between 2005 to 2051. The triple net leases generally require the lessee to pay all property operating costs. Our gross leases and modified gross leases require us to pay all or some property operating expenses and to provide all or most property management services. We committed $126 million for expenditures related to 4.5 million square feet of leases executed during 2004. Committed tenant related obligations based on executed leases as of December 31, 2004 were $94.4 million.

The future minimum lease payments to be received by us during the current terms of our leases as of December 31, 2004, are approximately $533.5 million in 2005, $506.3 million in 2006, $454.8 million in 2007, $401.7 million in 2008, $367.2 million in 2009 and $1.8 billion thereafter.

NOTE 4. EQUITY INVESTMENTS

At December 31, 2004 and 2003, we had the following equity investments (dollars in thousands):

	Ownership Percentage		Equity in Earnings		Equity Investments	
	December 31,		Year Ended December 31,		December 31,	
	2004	2003	2004	2003	2004	2003
Senior Housing	12.6%	21.9%	$ 8,583	$ 9,863	$ 108,668	$ 160,500
Hospitality Properties	6.0	6.4	6,874	13,662	99,136	99,708
			$ 15,457	$ 23,525	$ 207,804	$ 260,208

At December 31, 2004, we owned 8,660,738 common shares of beneficial interest of Senior Housing with a carrying value of $108.7 million and a market value, based on quoted market prices, of $164.0 million. Senior Housing is a real estate investment trust that invests principally in senior housing real estate. At December 31, 2004, Senior Housing owned 181 senior housing properties.

In January 2004 Senior Housing issued 5,000,000 common shares in a public offering for $18.20 per common share, raising net proceeds of $86.1 million. Our ownership percentage in Senior Housing was reduced from 21.9% prior to this transaction to 20.2% after this transaction, and we recognized a gain of $966,000. Simultaneously with this offering, in January and February 2004, we sold 3,148,500 common shares we owned of Senior Housing for $18.20 per common share, for gross proceeds of $57.3 million (net $54.4 million) and we recognized a gain of $14.8 million. Our ownership percentage in Senior Housing was reduced from 20.2% prior to this transaction to 15.2% after this transaction. In December 2004 Senior Housing issued another 5,000,000 common shares in a public offering for $19.86 per common share, raising net proceeds of $94.1 million. Our ownership percentage in Senior Housing was reduced from 15.2% prior to this transaction to 14.1% after this transaction, and we recognized a gain of $3.4 million. Simultaneously with this offering, we sold 1,000,000 common shares we owned of Senior Housing for $19.86 per common share, for gross proceeds of $19.9 million (net $18.9 million) and we recognized a gain of $6.7 million. Our ownership percentage in Senior Housing was reduced from 14.1% prior to this transaction to 12.6% after this transaction.

During 2002 Senior Housing issued 15,000,000 common shares in a public offering for $13.72 per common share, raising net proceeds of $195.2 million. As a result of this transaction, our ownership percentage in Senior Housing was reduced from 29.5% prior to this transaction to 21.9% after this transaction, and we recognized a loss of $1.4 million in 2002.

Summarized financial data of Senior Housing is as follows (in thousands, except per share data):

	December 31, 2004	December 31, 2003
Real estate properties, net	$ 1,401,720	$ 1,257,815
Cash and cash equivalents	3,409	3,530
Other assets	42,601	42,755
	$ 1,447,730	$ 1,304,100
Unsecured revolving bank credit facility	$ 37,000	$ 102,000
Senior unsecured notes due 2012 and 2015, net of discount	393,775	393,612
Other liabilities	126,288	80,582
Shareholders' equity	890,667	727,906
	$ 1,447,730	$ 1,304,100

	Year Ended December 31, 2004	2003	2002
Revenues	$ 148,523	$ 131,148	$ 122,297
Expenses	93,000	84,114	70,284
Income from continuing operations	55,523	47,034	52,013
Loss from discontinued operations	-	-	(1,829)
Gain (loss) on sale of properties	1,219	(1,160)	-
Net income	$ 56,742	$ 45,874	$ 50,184
Weighted average shares outstanding	63,406	58,445	56,416
Basic and diluted earnings per share:			
Income from continuing operations	$ 0.88	$ 0.80	$ 0.92
Gain (loss) from sale of properties or discontinued operations	0.01	(0.02)	(0.03)
Net income	$ 0.89	$ 0.78	$ 0.89

At December 31, 2004, we owned 4,000,000 common shares of beneficial interest of Hospitality Properties with a carrying value of $99.1 million and a market value, based on quoted market prices, of $184.0 million. Hospitality Properties is a real estate investment trust that owns hotels. At December 31, 2004, Hospitality Properties owned 285 hotels.

In 2004 Hospitality Properties issued 4,600,000 common shares in a public offering for $43.93 per common share, raising net proceeds of $192.7 million. Our ownership percentage in Hospitality Properties was reduced from 6.4% prior to this transaction to 6.0% after this transaction, and we recognized a gain of $4.1 million.

Summarized financial data of Hospitality Properties is as follows (in thousands, except per share data):

	December 31, 2004	December 31, 2003
Real estate properties, net	$ 2,624,473	$ 2,685,208
Other assets	64,952	76,393
	$ 2,689,425	$ 2,761,601
Revolving credit facility	$ 72,000	$ 201,000
Senior notes, net of discounts	621,679	621,245
Security and other deposits	175,304	175,304
Other liabilities	134,569	118,524
Shareholders' equity	1,685,873	1,645,528
	$ 2,689,425	$ 2,761,601

	Year Ended December 31, 2004	2003	2002
Revenues	$ 645,368	$ 552,801	$ 348,706
Expenses	518,480	314,588	206,504
Income before gain on sale of real estate	126,888	238,213	142,202
Gain on sale of real estate	203	-	-
Net income	127,091	238,213	142,202
Preferred distributions	(9,674)	(14,780)	(7,572)
Excess of liquidation preference over carrying value of preferred shares	(2,793)	-	-
Net income available for common shareholders	$ 114,624	$ 223,433	$ 134,630
Weighted average common shares outstanding	66,503	62,576	62,538
Basic and diluted earnings per common share: Net income available for common shareholders	$ 1.72	$ 3.57	$ 2.15

NOTE 5. SHAREHOLDERS' EQUITY

We have reserved 6,445,978 of our common shares under the terms of our 2003 Incentive Share Award Plan, or the Award Plan. Shares were awarded prior to July 2003 pursuant to our 1992 Incentive Share Award Plan. During the years ended December 31, 2004, 2003 and 2002, 38,100 common shares with an aggregate market value of $409,000, 19,500 common shares with an aggregate market value of $181,000 and 15,000 common shares with an aggregate market value of $130,000, respectively, were awarded to our officers and employees of RMR pursuant to these plans. In addition, our independent trustees were each awarded 1,500 common shares in 2004 and 500 common shares in 2003 and in 2002 as part of their annual fees. The market values of the common shares awarded to the independent trustees were $40,000, $18,000 and $13,000 for the years ended December 31, 2004, 2003 and 2002, respectively. A portion of the shares awarded to the officers and employees of RMR vested immediately and the balance will vest over a two year period. The shares awarded to our independent trustees vested immediately. We include the value of awarded common shares in general and administrative expenses. At December 31, 2004, 6,383,378 of our common shares remain reserved for issuance under the Award Plan.

Cash distributions per common share paid by us in 2004, 2003 and 2002, were $0.82, $0.80 and $0.80 per year, respectively. We declared a distribution of $0.21 per common share to be paid on or about February 23, 2005, to shareholders of record on January 21, 2005. Our credit facility and term loan agreements contain a number of financial and other covenants, including a covenant which limits the amount of aggregate distributions on common shares to 90% of operating cash flow available for shareholder distributions as defined in the agreements.

Our 8,000,000 series A cumulative redeemable preferred shares carry dividends of $2.46875 per annum per share, payable in equal quarterly payments and have a liquidation preference of $25.00 per share. The series A preferred shares are redeemable, at our option, for $25.00 each plus accrued and unpaid dividends at any time on or after February 22, 2006. Our 12,000,000 series B cumulative redeemable preferred shares carry dividends of $2.1875 per annum, payable in equal quarterly payments. Each series B preferred share has a liquidation preference of $25.00 and is redeemable, at our option, for $25.00 each plus accrued and unpaid dividends at any time on or after September 12, 2007.

We have adopted a Shareholders Rights Plan pursuant to which a right to purchase securities is distributable to shareholders in certain circumstances. Each right entitles the holder to purchase or to receive securities or other assets of ours upon the occurrence of certain events. The rights expire on October 17, 2014, and are redeemable at our option.

NOTE 6. TRANSACTIONS WITH AFFILIATES

We have agreements with RMR to originate and present investment opportunities to our board of trustees, and to provide property management and administrative services to us. These agreements are subject to the annual review and approval of our independent trustees. RMR is owned by Gerard M. Martin and Barry M. Portnoy, who also serve as our managing trustees. RMR is compensated at an annual rate equal to 0.7% of our real estate investments up to $250 million and 0.5% of investments thereafter, plus property management fees equal to 3.0% of gross rents and construction management fees equal to 5.0% of certain construction costs. RMR is also entitled to an incentive fee which is paid in restricted shares of our common stock based on a formula. Incentive fees earned for the year ended December 31, 2002, were approximately $773,000. No incentive fees were earned for the years ended December 31, 2004 and 2003. At December 31, 2004, affiliates of RMR owned 1,343,126 of our common shares. RMR also leases approximately 19,200 square feet of office space from us at rental rates which we believe to be commercially reasonable.

Amounts resulting from transactions with affiliates are as follows (dollars in thousands):

	Year Ended December 31,		
	2004	2003	2002
Investment and administration related fees, incentive fees and internal audit costs paid to RMR	$ 22,534	$ 16,904	$ 15,060
Distributions paid to beneficial owners of RMR and their affiliates	1,101	1,056	1,000
Rental income received from RMR	401	362	293
Management fees paid to RMR	19,337	15,663	12,685

NOTE 7. INDEBTEDNESS

At December 31, 2004 and 2003, our outstanding indebtedness included the following (dollars in thousands):

	December 31,	
	2004	2003
Unsecured revolving credit facility, due April 2006, at LIBOR plus a premium	$ 175,000	$ 412,000
Term Loan, due August 2009, at LIBOR plus a premium	350,000	-
Senior Notes, due 2005 at 6.70%	100,000	100,000
Senior Notes, due 2010 at 8.875%	30,000	30,000
Senior Notes, due 2010 at 8.625%	20,000	20,000
Senior Notes, due 2012 at 6.95%	200,000	200,000
Senior Notes, due 2013 at 6.50%	200,000	200,000
Senior Notes, due 2014 at 5.75%	250,000	250,000
Senior Notes, due 2015 at 6.40%	200,000	200,000
Senior Notes, due 2016 at 6.25%	400,000	-
Monthly Income Senior Notes, due 2013 at 8.50%	-	143,000
Mortgage Notes Payable, due 2007 at 8.40%	10,044	10,291
Mortgage Notes Payable, due 2008 at 7.02%	16,589	16,835
Mortgage Notes Payable, due 2008 at 8.00%	6,546	7,869
Mortgage Notes Payable, due 2009 at 5.17%	5,944	7,203
Mortgage Notes Payable, due 2011 at 6.814%	249,219	252,210
Mortgage Notes Payable, due 2012 at 6.0%	5,580	-
Mortgage Notes Payable, due 2020 at 8.70%	76,039	-
Mortgage Notes Payable, due 2028 at 8.50%	29,750	-
Mortgage Notes Payable, due 2029 at 6.794%	43,407	44,000
	2,368,118	1,893,408
Less unamortized net premiums and discounts	13,087	16,587
	$ 2,355,031	$ 1,876,821

In 2004 we issued $400 million of our unsecured senior notes in a public offering, raising net proceeds of $392.2 million. The notes bear interest at 6.25%, require semiannual interest payments and mature in August 2016. Net proceeds from this offering were used to repay amounts outstanding under our revolving credit facility and for general business purposes.

In 2004 we entered into a new $250 million five year unsecured term loan with a group of banks. Terms of the new loan include interest at a spread above LIBOR, which averaged 2.3% from February to December 2004. In August 2004, we exercised our option to increase this term loan by $100 million and amended the term loan to extend its maturity by six months to August 24, 2009. The term loan, as amended, permits prepayment of the loans without penalty beginning in February 2006. Net proceeds of the term loan were used to repay amounts outstanding under our revolving credit facility and for general business purposes.

During 2004 we redeemed all of our $143 million 8.50% senior notes due in November 2013, at par. This redemption was funded with cash on hand and borrowings under our revolving credit facility. We recognized a loss of $2.9 million from the write off of deferred financing fees associated with this redemption.

We have an unsecured revolving credit facility that we use for acquisitions, working capital and general business purposes. In January 2005, we amended this credit facility to increase the available borrowing amount from $560 million to $750 million and to extend the maturity date from April 2006 to April 2009, with an option to extend the maturity by one additional year. The annual interest payable for amounts drawn under the facility was reduced from LIBOR plus 0.80% to LIBOR plus 0.65%. In certain circumstances, the amount of unsecured borrowings available under this facility may be increased to $1.5 billion. Certain financial and other covenants in this facility were also amended to reflect current market conditions. The average interest rate on amounts outstanding under our credit facility during 2004 was 2.4%.

Our public debt indentures and credit facility and term loan agreements contain a number of financial and other covenants, including a credit facility and term loan covenant which limits the amount of aggregate distributions on common shares to 90% of operating cash flow available for shareholder distributions as defined in the credit facility and term loan agreements.

As part of our acquisition of Hallwood in 2004, we assumed $106.7 million of secured debt which was recorded at its fair value of $114.4 million. The related premium on this debt is being amortized to interest expense through the date on which the debt becomes prepayable.

At December 31, 2004, 20 office complexes comprised of 83 properties costing $928.7 million with an aggregate net book value of $821.1 million were secured by mortgage notes totaling $443.1 million maturing from 2007 through 2029 which, net of unamortized premiums and discounts, amounted to $440.4 million.

The required principal payments due during the next five years under all debt outstanding at December 31, 2004, are $109.8 million in 2005, $185.5 million in 2006, $20.5 million in 2007, $27.3 million in 2008, $358.9 million in 2009 and $1.7 billion thereafter.

NOTE 8. FAIR VALUE OF FINANCIAL INSTRUMENTS

Our financial instruments include cash and cash equivalents, rents receivable, equity investments, senior notes, mortgage notes payable, accounts payable and other accrued expenses and security deposits. At December 31, 2004 and 2003, the fair values of our financial instruments were not materially different from their carrying values, except as follows (dollars in thousands):

	2004		2003	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Equity investments	$ 207,804	$ 348,034	$ 260,208	$ 385,823
Senior notes and mortgage notes payable	1,830,031	1,986,637	1,464,821	1,613,336

The fair value of the equity investments are based on quoted per share prices for Hospitality Properties of $46.00 and $41.28 at December 31, 2004 and 2003, respectively, and quoted per share prices for Senior Housing of $18.94 and $17.23 at December 31, 2004 and 2003, respectively. The fair values of the senior notes and mortgage notes payable are based on estimates using discounted cash flow analysis and current interest rates ranging from 3.1% to 5.4%.

NOTE 9. SEGMENT INFORMATION

Our primary business is the ownership and operation of office properties. We also own and operate industrial properties, including leased industrial land in Oahu, Hawaii. Beginning in 2004, we changed the composition of our reportable segments to account for our office and industrial properties in eight geographic operating segments for financial reporting purposes based on our method of internal reporting. Prior to 2004, we reported only one segment, owning and operating office and industrial properties. Our segments by geographic area include Metro Philadelphia, PA, Metro Washington DC, Metro Boston, MA, Southern California, Oahu, HI, Metro Atlanta, GA, Metro Austin, TX and Other Markets, which includes properties that are located throughout the United States.

The following items are accounted for on a corporate level and are not allocated among our segments: depreciation and amortization expense, general and administrative expense, interest income and expense, loss on early extinguishment of debt, and equity in earnings and gains from ownership of common shares of Senior Housing and Hospitality Properties. The accounting policies of our segments are the same as the accounting policies described in our summary of significant accounting policies.

Property level net operating income is property level revenues reduced by property level operating expenses. Property level net operating income is not a measure of operating results or cash flows from operating activities as measured by accounting principles generally accepted in the United States of America, and it is not indicative of cash available to fund cash needs and should not be considered an alternative to cash flows as a measure of liquidity. All companies may not calculate property level net operating income in the same manner. We consider property level net operating income to be an appropriate supplemental measure to net income because it helps both investors and management to understand the operations of our properties.

As of December 31, 2004, we owned 278 office properties and 97 industrial properties. Property level information by geographic area and property type is as follows (dollars in thousands):

For the year ended December 31, 2004:

	Office Properties	Industrial Properties	Totals
Property level revenue:			
Metro Philadelphia, PA	$ 131,469	$ -	$ 131,469
Metro Washington DC	66,234	-	66,234
Metro Boston, MA	52,157	2,473	54,630
Oahu, HI	-	42,205	42,205
Southern California	42,622	-	42,622
Metro Atlanta, GA	14,813	-	14,813
Metro Austin, TX	21,577	16,740	38,317
Other Markets	189,956	22,983	212,939
Totals	$ 518,828	$ 84,401	$ 603,229
Property level net operating income:			
Metro Philadelphia, PA	$ 71,676	$ -	$ 71,676
Metro Washington DC	42,752	-	42,752
Metro Boston, MA	37,724	1,911	39,635
Oahu, HI	-	34,582	34,582
Southern California	27,823	-	27,823
Metro Atlanta, GA	9,404	-	9,404
Metro Austin, TX	10,011	8,162	18,173
Other Markets	115,548	15,783	131,331
Totals	$ 314,938	$ 60,438	$ 375,376

As of December 31, 2004, our investments in office and industrial properties, net of accumulated depreciation, was $3,437,904 and $792,754, respectively.

For the year ended December 31, 2003:

	Office Properties	Industrial Properties	Totals
Property level revenue:			
Metro Philadelphia, PA	$ 139,647	$ -	$ 139,647
Metro Washington DC	61,399	-	61,399
Metro Boston, MA	41,497	1,521	43,018
Oahu, HI	-	2,944	2,944
Southern California	38,593	-	38,593
Metro Atlanta, GA	-	-	-
Metro Austin, TX	25,448	17,227	42,675
Other Markets	163,577	8,463	172,040
Totals	$ 470,161	$ 30,155	$ 500,316
Property level net operating income (loss):			
Metro Philadelphia, PA	$ 80,374	$ -	$ 80,374
Metro Washington DC	40,484	-	40,484
Metro Boston, MA	30,552	(863)	29,689
Oahu, HI	-	2,495	2,495
Southern California	25,937	-	25,937
Metro Atlanta, GA	-	-	-
Metro Austin, TX	12,873	9,000	21,873
Other Markets	100,128	6,523	106,651
Totals	$ 290,348	$ 17,155	$ 307,503

As of December 31, 2003, our investments in office and industrial properties, net of accumulated depreciation, was $2,862,041 and $666,910, respectively.

For the year ended December 31, 2002:

	Office Properties	Industrial Properties	Totals
Property level revenue:			
Metro Philadelphia, PA	$ 103,081	$ -	$ 103,081
Metro Washington DC	54,233	-	54,233
Metro Boston, MA	32,008	1,497	33,505
Oahu, HI	-	-	-
Southern California	39,297	-	39,297
Metro Atlanta, GA	-	-	-
Metro Austin, TX	31,705	17,415	49,120
Other Markets	132,928	1,909	134,837
Totals	$ 393,252	$ 20,821	$ 414,073
Property level net operating income:			
Metro Philadelphia, PA	$ 61,220	$ -	$ 61,220
Metro Washington DC	36,030	-	36,030
Metro Boston, MA	24,378	1,012	25,390
Oahu, HI	-	-	-
Southern California	27,276	-	27,276
Metro Atlanta, GA	-	-	-
Metro Austin, TX	17,846	9,190	27,036
Other Markets	83,284	1,223	84,507
Totals	$ 250,034	$ 11,425	$ 261,459

The following table reconciles our reported segment information to our consolidated financial statements for the years ended December 31, 2004, 2003 and 2002 (dollars in thousands):

	2004	2003	2002
Property level net operating income	$ 375,376	$ 307,503	$ 261,459
Depreciation and amortization	(112,380)	(93,273)	(68,750)
General and administrative	(25,170)	(19,338)	(16,815)
Operating income	237,826	194,892	175,894
Interest income	638	411	858
Other income	-	-	2,035
Interest expense	(118,212)	(101,144)	(86,360)
Loss on early extinguishment of debt	(2,866)	(3,238)	(3,504)
Equity in earnings of equity investments	15,457	23,525	19,261
Gain on sale of shares of equity investments	21,550	-	-
Gain (loss) on issuance of shares by equity investees	8,436	-	(1,421)
Net income	162,829	114,446	106,763
Preferred distributions	(46,000)	(46,000)	(27,625)
Net income available for common shareholders	$ 116,829	$ 68,446	$ 79,138

The United States Government is our only tenant which is responsible for more than five percent of our revenues. For the years ended December 31, 2004, 2003 and 2002, office segment revenues from the United States Government were $96.7 million, $88.9 million and $71.1 million, respectively.

NOTE 10. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

The following is a summary of our unaudited quarterly results of operations for 2004 and 2003 (dollars in thousands, except per share amounts):

	2004			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total revenues	$ 136,458	$ 138,801	$ 160,419	$ 167,551
Net income available for common shareholders	37,875	23,560	24,901	30,493
Per common share data:				
Net income available for common shareholders	0.22	0.13	0.14	0.17

	2003			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total revenues	$ 120,590	$ 121,613	$ 127,434	$ 130,679
Net income available for common shareholders	15,792	15,871	13,119	23,664
Per common share data:				
Net income available for common shareholders	0.12	0.12	0.09	0.17

NOTE 11. PRO FORMA INFORMATION (UNAUDITED)

We purchased 136 properties for $824.7 million in 2004, including closing costs, and 27 properties including 9.7 million square feet of leased industrial land in 2003 for $798.9 million, including closing costs. The following table presents our pro forma results of operations as if our 2003 and 2004 acquisitions and financings were completed on January 1, 2003. This pro forma data is not necessarily indicative of what actual results of operations would have been for the years presented, nor does it represent the results of operations for any future period. Differences could result from, but are not limited to, additional property sales or investments, changes in interest rates and changes in our debt or equity structure. Amounts are in thousands, except per share data.

	Year Ended December 31,	
	2004	2003
Total revenues	$ 674,890	$ 677,043
Net income available for common shareholders	124,687	112,386
Per common share data:		
Net income available for common shareholders	0.70	0.63

NOTE 12. SUBSEQUENT EVENTS

In February 2005 we repaid our $100 million 6.70% senior notes due in February 2005. We funded this payment by drawing on our revolving credit facility.

During February 2005 we completed diligence and committed to the acquisition of 8.2 million square feet of industrial lands in Oahu, HI from the estate of James Campbell and affiliates, for $115.5 million, plus closing costs. The closing of this acquisition is expected to occur some time between June and December of 2005.

In January 2005 we amended our $560 million unsecured revolving credit facility to increase the available borrowing amount from $560 million to $750 million and to extend the maturity date from April 2006 to April 2009, with an option to extend the maturity by one additional year. The annual interest payable for amounts drawn under the facility was reduced from LIBOR plus 0.80% to LIBOR plus 0.65%. In certain circumstances, the amount of unsecured borrowings available under this facility may be increased to $1.5 billion. Certain financial and other covenants in the facility were also amended to reflect current market conditions.

Corporate Information

EXECUTIVE OFFICES

HRPT Properties Trust
400 Centre Street
Newton, Massachusetts 02458
(617) 332-3990
www.hrpreit.com

OFFICERS

John A. Mannix
President and Chief Operating Officer

Adam D. Portnoy
Executive Vice President

John C. Popeo
Treasurer, Chief Financial Officer and Secretary

Jennifer B. Clark
Senior Vice President

David M. Lepore
Senior Vice President

BOARD OF TRUSTEES

Tjarda Clagett*
Private Investor
Baltimore, Maryland

Patrick F. Donelan*
Private Investor
London, England

Gerard M. Martin
Managing Trustee of HRPT Properties, Director of Reit Management & Research LLC
Newton, Massachusetts

Barry M. Portnoy
Managing Trustee of HRPT Properties, Chairman of Reit Management & Research LLC
Newton, Massachusetts

Frederick N. Zeytoonjian*
Chairman and Chief Executive Officer
Turf Products Corporation
Enfield, Connecticut

*Member of Audit, Compensation and Nominating and Governance Committees

DIRECTOR OF INTERNAL AUDIT

William J. Sheehan

MANAGER OF INVESTOR RELATIONS

Timothy A. Bonang

MANAGER

Reit Management & Research LLC
400 Centre Street
Newton, Massachusetts 02458

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Ernst & Young LLP
200 Clarendon Street
Boston, Massachusetts 02116

COUNSEL

Sullivan & Worcester LLP
One Post Office Square
Boston, Massachusetts 02109

STOCK TRANSFER AGENT AND REGISTRAR

Wells Fargo Bank, National Association
Wells Fargo Shareowner Services
P.O. Box 64856
St. Paul, Minnesota 55164-0856
(866) 877-6331
www.shareowneronline.com

SENIOR NOTES TRUSTEE AND REGISTRAR

U.S. Bank National Association
Corporate Trust Services
One Federal Street
Boston, Massachusetts 02110

ANNUAL MEETING

Our annual meeting of shareholders will be held on Tuesday, May 10, 2005, at 10:00 A.M. at 400 Centre Street, Newton, Massachusetts. All shareholders are invited to attend.

AVAILABLE INFORMATION

A copy of our 2004 Annual Report on Form 10-K, including the financial statements and schedules (excluding exhibits), as filed with the Securities and Exchange Commission, can be obtained without charge through our website at www.hrpreit.com or by writing to our Manager of Investor Relations at our executive offices address.

STOCK MARKET DATA

Our common shares of beneficial interest are traded on the NYSE under the symbol HRP. The following table sets forth the high and low prices of our common shares in 2003 and 2004 as reported on the NYSE composite tape:

Quarter Ended	High	Low
March 31, 2003	$ 8.90	$ 8.08
June 30, 2003	9.67	8.54
September 30, 2003	9.50	8.50
December 31, 2003	10.35	9.10
March 31, 2004	$ 11.37	$ 9.76
June 30, 2004	11.39	8.25
September 30, 2004	11.07	9.86
December 31, 2004	12.99	10.96

As of March 7, 2005, there were 3,433 holders of record of our common shares and we estimate that as of such date there were in excess of 86,000 beneficial owners of our common shares.

The closing price for our common shares as reported on the NYSE composite tape on March 7, 2005, was $13.05.

OTHER INFORMATION

Our Annual Report on Form 10-K for the fiscal year ended December 31, 2004, filed with the Securities and Exchange Commission, includes certificates of our Managing Trustees, our President and Chief Operating Officer and our Treasurer and Chief Financial Officer regarding our disclosure controls and procedures and internal control over financial reporting and other matters required pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. We have also submitted to the NYSE a certificate of our President and Chief Operating Officer certifying that he is not aware of any violation by us of NYSE corporate governance listing standards.

HRPT Properties Trust
400 Centre Street
Newton, Massachusetts 02458-2076
(617) 332-3990
www.hrpreit.com